                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                     (17 CFR Section 240.13e-3) thereunder)
                       Pre-Effective Amendment NO. 4
                                               -----

                           COOPER DEVELOPMENT COMPANY
                              (Name of the Issuer)

                           COOPER DEVELOPMENT COMPANY
                            Theodore H. Kruttschnitt
                              Parker G. Montgomery
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                  ###-##-####
                     (CUSIP Number of Class of Securities)

                               Parker Montgomery
                                   President
                           Cooper Development Company
                               16160 Caputo Drive
                         Morgan Hill, California 95037
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[x]  a.   The filing of solicitation materials or an information statement to
          Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S) 240.13e-3(c)] under the Securities Exchange Act of 1934.

[ ]  b.   The filing of a registration statement under the Securities Act of
          1933.

[ ]  c.   A tender offer.

[ ]  d.   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

CALCULATION OF FILING FEE

     Transaction
     valuation*:  $385,713    Amount of filing fee:  $77

*Calculated based on the maximum aggregate number of fractional shares of common stock to be exchanged for a payment of $1.50 in connection with the reverse stock split, at a valuation of $1.50 per fractional share, the price to be paid for such fractional shares as described in the attached filing.



[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:__________________________________
Form or Registration No.:________________________________
Filing Party:____________________________________________
Date Filed:______________________________________________

                                CROSS-REFERENCES

The information required to be contained in this Schedule 13e-3 is incorporated herein by reference from the attached Information Statement. The following cross-references indicate where the information called for by each item of this
Schedule 13e-3 is contained in the enclosed Information Statement.


ITEM                        SECTION TITLE(S) IN INFORMATION STATEMENT                       PAGE(S)
----                        -----------------------------------------                       -------
ITEM 1.                    ISSUER AND CLASS OF SECURITY SUBJECT TO THE
                           TRANSACTION.

   (a)                     Cover page of the Information Statement.                           outside cover page

   (b)                     Cover page of the Information Statement.                           outside cover page

   (c)                     Special Factors - Fairness of the Reverse Stock Split--            26   31
                           Factors Considered in Fairness Determination--Current
                           and Historical Market Prices for the Common Stock.

   (d)                     Special Factors - Fairness of the Reverse Stock Split--            26   31
                           Factors Considered in Fairness Determination--Current
                           and Historical Market Prices for the Common Stock.

   (e)                     Not applicable.

   (f)                     Not applicable.

 ITEM 2.                   IDENTITY AND BACKGROUND.

                           Cover page of the Information Statement.                           outside cover page

   (a)-(g)                 Special Factors- Potential Conflicts of Interest.

 ITEM 3.                   PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS.

   (a)                     Not applicable.

   (b)                     Not applicable.

 ITEM 4.                   TERMS OF THE TRANSACTION

   (a)                     Special Factors - The Reverse Stock Split; --Exchange              19
                           of Stock Certificates; Cash Payments in Lieu of
                           Fractional Shares.

   (b)                     Not applicable.

 ITEM 5.                   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(b)                 Special Factors - The Company - Dispositions and                   11
                           Possible Dispositions of the Company's Assets and/or
                           Businesses.

                                      (i)


ITEM                       SECTION TITLE(S) IN INFORMATION STATEMENT                        PAGE(S)
----                       -----------------------------------------                        -------
   (c)                     Not applicable.

   (d)                     Special Factors - Financing of the Reverse Stock Split              21

   (e)                     Special Factors - The Company - Dispositions and                    12
                           Possible Dispositions of the Company's Assets and/or
                           Businesses.

   (f)-(g)
                           Special Factors - Conduct of the Company's Business
                           After the Reverse Stock Split - Termination of
                           Reporting Company Status.

 ITEM 6.                   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)                     Special Factors - Financing of the Reverse Stock                    21
                           Split.

   (b)                     Special Factors - Financing of the Reverse Stock                    21
                           Split.

   (c)                     Special Factors - Financing of the Reverse Stock                    21
                           Split.

   (d)                     Not applicable.

 ITEM 7.                   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

   (a)                     Special Factors - Reasons for the Reverse Stock Split.              13

   (b)                     Special Factors - Reasons for the Reverse Stock Split--             15
                           Form of Transaction.

   (c)                     Special Factors - Reasons for the Reverse Stock Split--             13-15
                           Transaction to Become a Non-Reporting Company; and--
                           Form of Transaction.

   (d)                     Special Factors - Reasons for the Reverse Stock Split;              13,16,20,22,
                           Conduct of the Company's Business after the Reverse
                           Stock Split;-- Exchange of Stock Certificates; Cash                 38,40
                           Payments in Lieu of Fractional Shares; --Fairness of the
                           Reverse Stock Split--Potential Conflicts of Interest;--
                           Certain Federal Income Tax Consequences.

 ITEM 8.                   FAIRNESS OF THE TRANSACTION.

   (a)                     Special Factors - Fairness of the Reverse Stock Split.              27-33

   (b)                     Special Factors - Fairness of the Reverse Stock Split--             27-33
                           Factors Considered in Fairness Determination.

   (c)                     Special Factors - Further Stockholder Approval Not                  19
                           Required.

                                     (ii)


ITEM                       SECTION TITLE(S) IN INFORMATION STATEMENT                        PAGE(S)
----                       -----------------------------------------                        -------
   (d)                     Special Factors - Fairness of the Reverse Stock Split--            31
                           Assistance of Van Kasper & Company

   (e)                     Special Factors - Fairness of the Reverse Stock Split--            38
                           Potential Conflicts of Interest.

   (f)                     Not applicable.

 ITEM 9.                   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a)                     Special Factors - Fairness of the Reverse Stock Split--            33
                           Assistance of Van Kasper & Company.

   (b)                     Special Factors - Fairness of the Reverse Stock Split--            33
                           Assistance of Van Kasper & Company.

   (c)                     Not applicable.

 ITEM 10.                  INTEREST IN SECURITIES OF THE ISSUER.

   (a)                     Special Factors - Security Ownership of Certain                    42
                           Beneficial Owners and Management.

   (b)                     Special Factors - Fairness of the Reverse Stock Split--            37
                           Absence of Firm Offers for Alternative Transactions.

 ITEM 11.                  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE
                           ISSUER'S SECURITIES

                           Special Factors - Fairness of the Reverse Stock Split--
                           Potential Conflicts of Interest.

 ITEM 12.                  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
                           WITH RESPECT TO THE TRANSACTION.

   (a)                     Special Factors - Fairness of the Reverse Stock Split--            38
                           Potential Conflicts of Interest.

   (b)                     Special Factors - Fairness of the Reverse Stock Split--            38
                           Potential Conflicts of Interest.

 ITEM 13.                  OTHER PROVISIONS OF THE TRANSACTION.

   (a)                     Special Factors - Lack of Appraisal Rights.                        19

   (b)                     Not applicable.

                                     (iii)


ITEM                       SECTION TITLE(S) IN INFORMATION STATEMENT                        PAGE(S)
----                       -----------------------------------------                        -------

   (c)                     Not applicable.

ITEM 14.                   FINANCIAL INFORMATION

   (a)                     Incorporated by reference to the Issuer's Annual Report            44
                           on Form 10-K for the year ended December 31, 1995
                           and its Quarterly Reports on Form 10-Q for the quarters
                           ended March 31, June 30 and September 30, 1996.

   (b)                     PRO FORMA FINANCIAL INFORMATION.                                   44


 ITEM 15.                  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

   (a)                     Special Factors - Financing of the Reverse Stock Split.            21

   (b)                     Not applicable.

 ITEM 16.                  ADDITIONAL INFORMATION.

                           Not applicable.

 ITEM 17.                  MATERIAL TO BE FILED AS EXHIBITS.

   (a)                     1.  Note and Warrant Purchase Agreement dated
                               May 22, 1996 between Cooper Development
                               Company (the "Company") and Theodore H.
                               Kruttschnitt and Parker G. Montgomery
                               incorporated by reference to Exhibit 8 to the Company's Report on Form 8-K dated May 22,
                               1996.

                           2.  Security Agreement dated May 22, 1996
                               between the Company and Theodore H.
                               Kruttschnitt and Parker G. Montgomery dated
                               May 22, 1996 incorporated by reference to Exhibit 9 to the Company's Report on Form 8-K dated May
                               22, 1996.

   (b)                     Not applicable

   (c)                     Not applicable.

   (d) Form of Information Statement and Letter of Transmittal to be sent to the Company's stockholders (enclosed herewith).

   (e)                     Not applicable.

                                     (iv)

   (f)                     Not applicable.

                                   SIGNATURE
                                   ---------

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Dated January 22, 1997


                              COOPER DEVELOPMENT COMPANY



                              By \S\ PARKER G. MONTGOMERY


                              Parker G. Montgomery
                              Chairman and President


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated January 22, 1997


                              /s/THEODORE H. KRUTTSCHNITT
                              THEODORE H. KRUTTSCHNITT


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated January 22, 1997

                              /s/PARKER G. MONTGOMERY
                              PARKER G. MONTGOMERY

                                      (v)

         Stockholders Should Carefully Read This Information Statement and the Accompanying Materials in their Entirety.


                             INFORMATION STATEMENT
                             REGARDING THE PROPOSED
                        ONE-FOR-500 REVERSE STOCK SPLIT
                            AND RELATED TRANSACTIONS
                                       BY
                           COOPER DEVELOPMENT COMPANY


     This Information Statement and the accompanying materials are being provided by Cooper Development Company (the "Company") and Theodore H. Kruttschnitt and Parker G. Montgomery (the "Major Stockholders") to the Company's stockholders in connection with a one-for-500 reverse stock split approved by the Company's Board of Directors on May 24, 1996. This Information Statement and such accompanying materials were first sent or given to stockholders on or about February 7, 1997, to stockholders of record as of February 7, 1997. As of June 13, 1996, there were 3,629,376 shares of common stock issued and outstanding held by approximately 7,560 stockholders of record. The Company expects that the reverse stock split will be effective on or about March 14, 1997 (the "Effective Date").


     The Company will bear all of the costs of the preparation and dissemination of this Information Statement and the accompanying materials, which are estimated to be approximately $170,000. No consideration has been or will be paid to any officer, director, or employee of the Company in connection with the reverse stock split or the preparation and dissemination of this Information Statement and the accompanying materials or otherwise in connection with the reverse stock split.

     Correspondence with respect to the reverse stock split should be addressed to the Secretary of the Company at the Company's principal executive office at 16160 Caputo Drive, Morgan Hill, CA 95037.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     PURSUANT TO THE DELAWARE GENERAL CORPORATION LAW, DISSENTING STOCKHOLDERS WILL NOT HAVE APPRAISAL RIGHTS IF THE REVERSE STOCK SPLIT IS EFFECTED. See "The Reverse Stock Split - Lack of Appraisal Rights."

                               TABLE OF CONTENTS

                                                          Page

    SUMMARY                                                  3

    SPECIAL FACTORS                                         10
        The Company                                         10
        The Reverse Stock Split                             13
        Reasons for the Reverse Stock Split                 13
        Conduct of the Company's Business
          after the Reverse Stock Split                     16
        Further Stockholder Approval Not Required           19
        Lack of Appraisal Rights                            19
        Postponement or Abandonment                         19
        Effective Time                                      20
        Exchange of Stock Certificates;
          Cash Payments in Lieu of Fractional Shares        20
        Financing of the Reverse Stock Split                21
        Fairness of the Reverse Stock Split                 22
        Certain Federal Income Tax Consequences             40

    SECURITY OWNERSHIP OF CERTAIN
      BENEFICIAL OWNERS AND MANAGEMENT

    FINANCIAL INFORMATION                                   42

    OTHER INFORMATION;
      DOCUMENTS INCORPORATED BY REFERENCE                   45



THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                    SUMMARY


  The following summary is intended only to highlight certain information contained in this Information Statement. This summary is not complete and is qualified in its entirety by reference to the more detailed information set forth elsewhere in this Information Statement and its exhibits. Stockholders are urged to read this Information Statement and its exhibits in their entirety.

THE COMPANY

  Cooper Development Company (the "Company") is primarily engaged in the development, manufacture and sale of skin care products under the Cabot(R) and Cabot(R) Vitamin E trademarks through its wholly owned subsidiary, Cabot Laboratories, Inc. ("Cabot"). Cabot's products are sold directly to drug store chains and mass volume retailers by its own regional key account managers in the United States and to exclusive distributors outside the United States.

  The Company, through its wholly owned subsidiary, Difa Cooper, S.p.A. ("DIFA"), an Italian corporation, manufactures and sells an antiviral product under an exclusive worldwide license in Italy and to distributors outside the United States under various trademarks. DIFA manufactures and sells skin care products, including a line of products developed by a dermatologist, which are sold under the Cosmetici Magistrali/TM/ trademark. The Company also develops skin care products through its wholly owned subsidiary, Cooper Cosmetics, S.A. ("CCSA"), a Swiss corporation. CCSA develops skin care products which it licenses to independent licensees principally in Europe under the Tokalon(R) trademark. The Company, through its wholly owned subsidiary, Cooper Development S.A. ("CDSA"), a Swiss corporation, owns undeveloped real estate in Mougins, France. See "Special Factors - The Company - United States Business Operations" and "European Operations".

1995-1996 RESTRUCTURING OF CABOT

  In 1995 and 1996, the Company implemented plans to reduce its costs and improve productivity. The Company consolidated all of its United States offices and manufacturing facilities into one leased facility in Morgan Hill, California and reduced the number of employees. The Company incurred $1,670,000 of pre tax charges relating to relocations, separations and related costs of the restructuring program, including $475,000 paid in fiscal 1995. The Company expects the balance of such payments to be completed by the end of the first quarter in 1997. There can be no assurances that the restructuring of Cabot will result in profitable operations. See "Special Factors - The Company - 1995-1996 Restructuring".

DISPOSITIONS AND POSSIBLE DISPOSITIONS OF THE COMPANY'S ASSETS AND/OR BUSINESSES

  The Company has historically invested heavily in its operating subsidiaries to grow their businesses and relied primarily on the sales of such businesses as they grew to finance their operations. In fiscal 1995 and through September 30, 1996, the Company incurred over $11,739,000 and $5,892,000, respectively, in losses. The Company is currently focusing its efforts on developing its principal subsidiary, Cabot, and considering possible transactions which may involve the sale or disposition of one or more of its operating subsidiaries, product lines or assets to finance the continued growth of Cabot and to increase its focus on developing its core skin care business. On September 5, 1996, Cabot sold to American International Industries its cosmetic product line, including Clear Perfection corrective cosmetics and a limited line of vitamin enriched lipsticks and lipglosses, for $2,500,000.

  Although the Company had discussions in June, 1996 to sell some or all of the capital stock of DIFA to an Italian corporation, there are currently no discussions regarding such sale. The Company, through its subsidiary, CDSA, is engaged in efforts to sell four lots of undeveloped land in Mougins, France. The Company has discussed possible transactions with third parties, and has received two firm offers with respect to two lots and expects to close the sale of such lots by January 31, 1997 for aggregate consideration of approximately $250,000. See "Special Factors - The Company - Possible Dispositions of the Company's Assets and/or Businesses".

THE REVERSE STOCK SPLIT

    The standing Special Committee of the Company's Board of Directors comprised of James Gilleran and Jackson Schultz, both of whom are non employee directors and who together constitute a majority of the non-employee directors (the "Special Committee") and the Company's Board of Directors approved a proposal on May 24, 1996 and revised it on August 15, 1996 authorizing: (i) an amendment to the Company's Certificate of Incorporation effecting a one-for-500 reverse stock split of the Company's existing common stock, $0.10 par value per share ("Old Common Stock"), reducing the authorized number of shares of common stock from 10,000,000 shares to 20,000 shares, $50.00 par value ("New Common Stock"); and (ii) the payment of cash in the amount of $1.50 per share of Old Common Stock in lieu of the issuance of and the fractional shares of New Common Stock to persons who otherwise would hold fractions of a share of New Common Stock after the reverse stock split (collectively, the "Reverse Stock Split"). Each stockholder will be required to complete and submit a letter of transmittal in order to receive payments. Stockholders who have not completed and submitted a letter of transmittal will not receive payments until they have done so.


REASONS FOR THE REVERSE STOCK SPLIT

   The Special Committee and the Board of Directors authorized the Reverse Stock Split in connection with the Company's ongoing efforts to reduce costs and improve productivity. Reducing the number of its stockholders of record to less than 300 would permit the Company to discontinue the registration of its common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Termination of the Company's status as a public reporting company under federal securities laws would allow the Company to achieve additional reductions in costs by reducing the general and administrative costs incurred in connection with maintaining such status.

  The Special Committee and Board of Directors believe that neither the Company nor its stockholders derive any material benefit from the continued registration of the Company's common stock under the Exchange Act, since it is no longer listed on the NASDAQ National Market System or the NASDAQ Small Cap Market. The Company's stockholders receive the benefit of timely public disclosure of events and periodic reports as a result of the Company's registration of its Common Stock under the Exchange Act but the Company intends to continue to provide its stockholders with at least unaudited annual financial statements about the Company. The Company incurs significant direct and indirect costs, however, as a result of the requirement that it comply with the filing and reporting requirements applicable to public companies. The Special Committee and Board of Directors believe that the expense and burden to the Company of continued registration, including the requirement to file annual and quarterly reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") significantly outweigh any benefits to the Company or its stockholders as a result of such registration because the stockholders will continue to receive at least annual unaudited financial statements and the Company has already been delisted from the NASDAQ National Market System and the NASDAQ Small Cap Market. The Company expects to achieve annual cost savings of at least $500,000 as a result of the Reverse Stock Split. The Company's inability to raise significant amounts of capital from stockholders other than the Major Stockholders in its 1993 rights offering (the "Rights Offering") and its current financial condition indicate that the Company is not likely in the near term to be able to raise capital in a public offering of its securities. The Special Committee and Board of Directors have determined that the Reverse Stock Split is the most cost-effective and cash-sparing method of changing the Company's status from that of a publicly held reporting company to that of a privately held non-reporting company.

   In making this determination, the Special Committee and Board of Directors considered other means of achieving this result, such as making privately or publicly negotiated purchases of outstanding shares of its common stock, including making a public tender offer for shares, but rejected these alternatives because they believed that the Reverse Stock Split would be simpler and more-cost effective, and would allow all existing stockholders an opportunity to remain stockholders of the Company.

    Stockholders who would otherwise hold less than one share of New Common Stock after the Reverse Stock Split may remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date to result in their holding at least one whole share of New Common Stock following the Reverse Stock Split. See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Shares". Because stockholders may purchase additional shares on the open market prior to the Effective Date, there can be no assurance that, even if the Reverse Stock Split is effected, the Company will reduce the number of stockholders following the Reverse Stock Split to less than 300 stockholders of record. If the Company fails to reduce the number of stockholders of record to below 300, the Company will still be a reporting company for purposes of the Exchange Act and will not realize the anticipated cost-savings that would result from ceasing to be a public reporting company. See "Special Factors--Reasons for the Reverse Stock Split."


TERMINATION OF REPORTING COMPANY STATUS

  If the Reverse Stock Split is effected, the Company expects to cease to be a reporting company under the Exchange Act and would no longer be required to file annual and quarterly reports, proxy statements and other documents with the SEC. In addition, the Company would no longer be required to comply with the proxy rules of Regulation 14A promulgated under Section 14 of the Exchange Act, and its officers, directors, and 10% or greater stockholders would no longer be subject to the reporting requirements and "short-swing" insider trading restrictions under Section 16 of the Exchange Act. Continuing stockholders would no longer be entitled to receive annual reports and proxy statements required by the Exchange Act and most likely would no longer have the benefit of a public market for their shares of the Company's common stock. See "Special Factors--Conduct of the Company's Business after the Reverse Stock Split."


FURTHER STOCKHOLDER APPROVAL NOT REQUIRED

   The Reverse Stock Split has been approved by the written consent of the Major Stockholders, the Company's majority stockholders, dated January 22, 1997. Such consent from holders of a majority of the Company's issued and outstanding shares is sufficient to approve the Reverse Stock Split under the Delaware General Corporation Law, and no other vote or consent of any other stockholders, including the vote or consent of a majority of the unaffiliated stockholders, is required or will be sought in connection with the Reverse Stock Split. Under the Delaware General Corporation Law and the Company's Certificate of Incorporation, the affirmative vote of a majority of the issued and outstanding shares voting by written consent constitutes the act of stockholders. ACCORDINGLY, THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


LACK OF APPRAISAL RIGHTS

   Pursuant to the Delaware General Corporation Law and the Company's Certificate of Incorporation, dissenting stockholders will not have appraisal rights if the Reverse Stock Split is effected. Stockholders who believe that they may be aggrieved by the Reverse Stock Split may have other rights under federal law or common law, such as rights relating to the fairness of the Reverse Stock Split and arising from possible breaches of the fiduciary responsibilities of corporate officers, directors and stockholders. The nature and extent of such rights, if any, may vary depending upon the facts and circumstances.

EXCHANGE OF STOCK CERTIFICATES; CASH PAYMENTS IN LIEU OF FRACTIONAL SHARES

   If the Reverse Stock Split is effected, the stock certificates formerly representing shares of Old Common Stock will represent the right to receive shares of New Common Stock into which they have been converted, and/or the right to receive a cash payment in lieu of shares, as the case may be, as described below. Enclosed is a Letter of Transmittal for use in exchanging stock certificates of Old Common Stock for stock certificates of New Common Stock and/or a cash payment. Stockholders should not send Letters of Transmittal to the Company, but to The First National Bank of Boston, the transfer agent and registrar for Old Common Stock.

  Each stockholder of record who holds shares of Old Common Stock should use the enclosed Letter of Transmittal to surrender his old stock certificate(s) and the shares of Old Common Stock represented thereby for a new stock certificate representing one share of New Common Stock for each 500 shares of Old Common Stock, if any, and/or a cash payment in an amount equivalent to $1.50 per share for such number of shares of Old Common Stock not divisible by 500 into a whole share of New Common Stock. Each stockholder will be required to complete and submit a Letter of Transmittal in order to receive payments. Stockholders who have not completed and submitted a Letter of Transmittal will not receive payments until they have done so. Stockholders who wish to purchase additional shares of Old Common Stock may do so on the open market prior to the Effective Date. See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Fractional Shares."

PLEASE NOTE THAT ALL STOCK CERTIFICATES SENT TO THE TRANSFER AGENT SHOULD BE DULY ENDORSED FOR TRANSFER TO THE COMPANY.


FINANCING OF THE REVERSE STOCK SPLIT

  The Company estimates that it will incur transactional expenses of approximately $170,000 in connection with the Reverse Stock Split. In addition, the Company estimates that equity will be reduced by aggregate cash payments in lieu of fractional shares of New Common Stock of approximately $385,000. In the event that all stockholders other than the Major Stockholders and the members of the Special Committee decreased their holdings of Old Common Stock prior to the Reverse Stock Split to holdings of less than 500 shares of old Common Stock, the Company is not certain whether it would have sufficient cash to finance the Reverse Stock Split. The Company expects to finance such costs from $500,000 anticipated to be received from its insurers in connection with the settlement of litigation to obtain reimbursement for environmental cleanup expenses in connection with property once owned by one of the Company's former subsidiaries. If necessary and agreed by the Major Stockholders, the Company may finance such costs from up to $1,000,000 of additional borrowings on the same terms as under a $2,000,000 line of credit provided by the Major Stockholders under a Note and Warrant Purchase Agreement dated May 22, 1996 (the "May Purchase Agreement") which have been authorized by the Company's Board of Directors and Special Committee. The Major Stockholders, however, have not agreed to lend additional funds to be used in connection with the Reverse Stock Split. See "Special Factors--Financing of the Reverse Stock Split."
POTENTIAL CONFLICTS OF INTEREST

  The directors of the Company are Parker G. Montgomery, the Company's President and Chairman of the Board of Directors, Theodore H. Kruttschnitt, James Gilleran and Jackson Schultz. Each of the Major Stockholders owns or controls approximately 30% of the outstanding shares of common stock. Each Director, including the Major Stockholders, has advised the Company that he intends to retain all whole shares of New Common Stock after the Reverse Stock Split. In addition each of the Major Stockholders has the right to acquire an additional 728,370 shares of the Company's common stock upon the conversion of $1,479,049 principal amount of the Company's promissory notes held by each of them (the "Notes") and the right to acquire 1,571,714 shares of common stock upon the exercise of warrants issued pursuant to that certain Note and Warrant Purchase Agreement dated November 10, 1995 between the Company and the Major Stockholders (the "November Purchase Agreement") and the May Purchase Agreement. The warrants issued under the November Purchase Agreement and the May Purchase Agreement are referred to herein as the "Prior Warrants" and the "New Warrants", respectively, and collectively as the "Warrants". If they were to convert the Notes and exercise the Warrants, Mr. Kruttschnitt and Mr. Montgomery would then own 3,389,233 shares (41.18%) and 3,389,232 shares (41.18%), respectively, of the Company's outstanding common stock. Based on the assumption that the Company will make cash payments with respect to 257,142 shares of Old Common Stock in connection with the Reverse Stock Split, the percentage ownership interest in the issued and outstanding shares of New Common Stock of each of Mr. Kruttschnitt and Mr. Montgomery will increase by approximately 8% from 30% to 32.3%. On a fully diluted basis, the percentage ownership interest in New Common Stock of Mr. Kruttschnitt and Montgomery would increase by approximately 3% from 41.18% to 42.51%. If the Major Stockholders agreed to lend, and the Company were to borrow, the additional $1,000,000 authorized for borrowing from the Major Stockholders on the same terms as under the May Purchase Agreement and, after the foregoing conversions and exercises, the Major Stockholders were to exercise the resulting additional warrants, Mr. Kruttschnitt and Mr. Montgomery would then own 3,675,090 shares (41.76%) and 3,675,089 shares (41.76%), respectively, of the Company's outstanding common stock. After the Reverse Stock Split, the conversion and exercise ratios of the Notes and Warrants, respectively, will be appropriately adjusted to reflect the Reverse Stock Split. After the Reverse Stock Split, the outstanding principal of the Notes would be convertible into an aggregate of 2,913 shares of new Common Stock at $1,000 or $1,031.25 per share. After the Reverse Stock Split, the Warrants would be exercisable into an aggregate of 6,286 shares of New Common Stock.

  The Special Committee retained an investment bank, Van Kasper & Company (the "Advisor"), to analyze the effect of the May Purchase Agreement on the Company, the Company's stockholders and the Major Stockholders. At meetings of the Special Committee and the Board of Directors on May 24, 1996, the Advisor discussed the transaction contemplated by the May Purchase Agreement and also discussed certain aspects of the Reverse Stock Split; namely: (i) the Advisor's analysis and review of the recent trading history of the Company's common stock,
(ii) other reverse stock split transactions, prevailing prices and prices paid for fractional shares in such transactions, (iii) alternatives to the one-for-500 reverse stock split, (iv) brokerage transaction costs and (v) the relatively minor incremental investment needed by stockholders of the Company who wish to remain as stockholders of the Company to purchase additional shares of Old Common Stock so that they can own at least 500 shares of Old Common Stock prior to the Reverse Stock Split. The Advisor was not asked to render and did not render a verbal or written report or opinion as to the fairness of the Reverse Stock Split from a financial point of view to the stockholders of the Company.

  Neither the Special Committee nor the Board of Directors retained an unaffiliated representative to act solely on the behalf of the unaffiliated stockholders of the Company for the purposes of negotiating the terms of the Reverse Stock Split. See "Special Factors--Fairness of the Reverse Stock Split".

FAIRNESS OF THE REVERSE STOCK SPLIT

  BACKGROUND

  In March 1996, the Major Stockholders met to discuss the possibility of a "going private transaction" to reduce the costs associated with the Company being a public reporting company. At the March 18, 1996 meeting of the Board of Directors, Mr. Montgomery indicated that he and Mr. Kruttschnitt might be interested in acquiring the balance of the shares not owned by them.

and briefly considered pursuing such an acquisition.

  The Major Stockholders then determined that the most cash-sparing and cost-effective method of reducing the costs associated with the Company being a public reporting company would be to effect a reverse stock split which would reduce the number of stockholders below 300 and so informed the Special Committee prior to the May 24, 1996 meeting of the Board of Directors.

  In May 1996, the Major Stockholders agreed to provide the Company with an additional $2,000,000 line of credit and the Special Committee retained the Advisor to assist it with respect to its analysis of the May Purchase Agreement. The Advisor discussed the terms of the May Purchase Agreement and a reverse stock split transaction with the Special Committee in telephone calls on May 21 and 22, 1996. All of the directors attended the May 24, 1996 meeting of the Board of Directors at which the Special Committee presented its recommendation with respect to the May Purchase Agreement. At its May 24, 1996 meetings, the Special Committee and the Board of Directors concluded that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split and the exercise price of the New Warrants should be $1.75 per share.

        At its August 15, 1996 meeting, the Board of Directors reconsidered the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split in light of continued losses from operations of $2,585,000 in the Company's second fiscal quarter of 1996 and a decline in the prevailing market price of the Company's common stock in the over the counter market to $1.00 per share. At its August 15, 1996 meetings, the Special Committee and the Board of Directors concluded that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split should be $1.50 per share.

  FAIRNESS DETERMINATIONS

  The Special Committee and the Board of Directors have reviewed and considered the terms and conditions of the Reverse Stock Split and have unanimously determined that the Reverse Stock Split is fair to, and in the best interests of, the Company and its stockholders. The Special Committee and the Board of Directors also believe that the Reverse Stock Split is financially and procedurally fair to (i) the unaffiliated stockholders who retain their interest in the Company and (ii) unaffiliated stockholders who do not retain their interest in the Company. Each of the Major Stockholders has reviewed and considered the terms and conditions of the Reverse Stock Split and has determined that the Reverse Stock Split is fair to, and in the best interests of, the Company and its stockholders and is financially and procedurally fair to
(i) the unaffiliated stockholders who retain their interest in the Company and
(ii) unaffiliated stockholders who do not retain their interest in the Company.

  The Special Committee, Board of Directors and the Major Stockholders believe that the payment of cash in the amount of $1.50 per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split, will enable such stockholders to liquidate their shares easily and at a fair price which is at or above recent prevailing market prices of the Company's common stock. Depending upon a particular stockholder's tax basis in his shares of common stock, such stockholder may obtain a tax benefit by recognizing a loss for federal income tax purposes. See "Special Factors--Certain Federal Income Tax Consequences." In addition, by having shares of Old Common Stock exchanged for cash by the Company, a stockholder will be able to liquidate his investment, or fraction thereof, in the Company without incurring brokerage costs which, in the case of a holder of a small quantity of Old Common Stock, could materially reduce or eliminate the actual net proceeds of sale to the stockholder.

  The Special Committee, the Board of Directors and the Major Stockholders also believe that the Reverse Stock Split is fair to the Company and to (i) the unaffiliated stockholders who retain their interest in the Company and (ii) unaffiliated stockholders who do not retain their interest in the Company because, as described above, the Special Committee, the Board of Directors and the Major Stockholders believe that the price to be paid to stockholders who receive cash in lieu of fractional shares of New Common Stock, which is at or above recent prevailing market prices, is fair in light of all the circumstances and that the Company will realize cost savings if, as a result of the Reverse Stock Split, it ceases to be a reporting company under the Exchange Act.

  Stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split may remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date to hold at least 500 shares of Old Common Stock on the Effective Date. The Special Committee, the Board of Directors and the Major Stockholders believe that structuring the Reverse Stock Split to provide stockholders the opportunity to remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date is fairer to stockholders than structuring the reverse stock split as a one-for-10,000 (or higher) split to ensure that the Reverse Stock Split would achieve the Company's objective of terminating its obligations under the Exchange Act. See "Special Factors--Fairness of the Reverse Stock

Split."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Reverse Stock Split will not have any material federal income tax consequence to the Company or to stockholders who receive shares of New Common Stock in exchange for shares of Old Common Stock. In general, for federal income tax purposes stockholders who receive cash in exchange for their shares of Old Common Stock will recognize taxable capital gain or loss as a result of the transaction, provided they hold their Old Common Stock as a capital asset on the date of exchange. Any such capital gain or loss will be long-term capital gain or loss if the Old Common Stock had been held for more than one year and otherwise will be short-term capital gain or loss. THE COMPANY HAS NOT SOUGHT, AND DOES NOT INTEND TO SEEK, A RULING OF THE INTERNAL REVENUE SERVICE OR AN OPINION OF COUNSEL AS TO ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. EACH STOCKHOLDER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR AS TO THE LIKELY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN THAT STOCKHOLDER'S PARTICULAR CIRCUMSTANCES. See "Special Factors--Certain Federal Income Tax Consequences."

POSTPONEMENT OR ABANDONMENT OF THE REVERSE STOCK SPLIT

   The Company's Board of Directors may postpone, revise or abandon the Reverse Stock Split at any time prior to its consummation, for any reason, including, without limitation, if, in the Directors' sole judgment, consummation of the Reverse Stock Split would unduly deplete the Company's working capital or would render the Reverse Stock Split unfair to the Company and its continuing Stockholders due to an adverse change in the Company's financial condition.



                                SPECIAL FACTORS

THE COMPANY

  The Company is primarily engaged in the development, manufacture and sale of skin care products under the Cabot(R) and Cabot(R) Vitamin E trademarks.

  The Company was a wholly owned subsidiary of Cooper Laboratories, Inc. prior to the consummation of an initial public offering of its common stock in August 1983. Pursuant to a plan of liquidation, Cooper Laboratories, Inc. distributed its shares of the Company's common stock to its stockholders in June 1985. The Company is a Delaware corporation and was incorporated in April 1980.

UNITED STATES OPERATIONS

  The Company, through its wholly owned subsidiary, Cabot, develops, manufactures and sells skin care products. Cabot's products are sold directly to drug store chains and mass volume retailers by its own regional key account managers in the United States and to exclusive distributors outside the United States. Cabot employed 41 full time employees at September 30, 1996, at its facility in Morgan Hill, California.

  Cabot was one of the first companies to incorporate vitamin E in its skin care product lines. Cabot offers one of the most extensive lines of vitamin E skin care products in the industry. Use of vitamin E on the skin is of increasing interest because ongoing medical and academic studies continue to support fortifying the upper layers of the skin with vitamin E. Vitamin E continues to be used topically to help neutralize free radicals formed in the environment by sunlight which may cause premature aging of the skin.

  Cabot has introduced Avalon/TM/, a new clear oatmeal, into its line of skin care products. The Avalon line will include anti-itch bath soaks and body sprays and sensitive skin cleansing bars and body washes. Cabot also markets Seban(R) Solution which controls the secretion of facial oil.

  Cabot is a leader in the sales of single use skin care pacs. The Cabot Vitamin E Anti-Stress line includes face pacs, bath soaks and foot pacs. Cabot also markets hair care pacs under the Cabot and Salon Series(R) lines. Cabot plans to market additional products under the Nature(R) trademark.


EUROPEAN OPERATIONS

  The Company, through DIFA, manufactures and sells an antiviral product under an exclusive worldwide license in Italy and to distributors outside the United States under various trademarks. Under the terms of the license, the Company pays a 5% royalty on sales of its antiviral product for use in the treatment of herpes zoster and tabes dorsalis and a 1.5% royalty on sales for all other uses. DIFA also manufactures and sells skin care products, including a line of products developed by a dermatologist, which are sold under the Cosmetici Magistrali/TM/ trademark.

  The Company also develops skin care products through CCSA which develops skin care products for license to independent licensees principally in Europe under the "Tokalon" trademark. The Company, through CDSA, owns undeveloped real estate in Mougins, France.

1995-1996 RESTRUCTURING OF CABOT

  In 1995 and 1996, the Company implemented plans to reduce its costs and improve productivity. The Company consolidated all of its United States offices and manufacturing facilities into one leased facility in Morgan Hill, California and reduced the number of employees. The closing of the Company's Islip, New York facilities was completed by December 31, 1995. The Company has also sublet its former offices in New York City. The Company incurred $1,670,000 of pre tax charges relating to relocations, separations and related costs of the restructuring program, including $810,000 for the severance costs of 71 employees working in manufacturing, distribution and administration at the Company's Islip facilities and $585,000 related to facility leases, close down costs, and asset retirements. The Company paid $475,000 for its restructuring program in 1995 and expects such payments to be completed by the end of the first quarter in 1997. There can be no assurance that the restructuring of Cabot will result in profitable operations.

DISPOSITIONS AND POSSIBLE DISPOSITIONS OF THE COMPANY'S ASSETS AND/OR BUSINESSES

  The Company has historically invested heavily in its operating subsidiaries to grow their businesses and relied primarily on the sales of such businesses as they grew to finance their operations. In fiscal 1995 and through September 30, 1996, the Company has incurred over $11,739,000 and $5,892,000, respectively, in losses. The Company is currently focusing its efforts on developing its principal subsidiary, Cabot, and is considering possible transactions which may involve the sale or disposition of one or more of its operating subsidiaries, product lines or assets to finance the continued growth of Cabot and to increase its focus on developing its core skin care business.

   On September 5, 1996, pursuant to an asset purchase agreement, Cabot sold to American International Industries Cabot's cosmetic product line, including Clear Perfection corrective cosmetics and a limited line of vitamin enriched lipsticks and lipglosses, and related inventory, tools and dies and intangibles for $2,500,000. The Special Committee, the Board of Directors and the Major Stockholders did not confirm their fairness determinations of the Reverse Stock Split after the sale since the selling price was not significantly below the valuation of the minimum price range expected for the sale of this product line. See "Fairness of the Reverse Stock Split - Liquidation Value"

   While the Company has discussed other possible transactions with third parties, it has not received any firm offers with respect to any of such possible transactions, except with respect to certain real property as described below, and there can be no assurance that the Company will be able to negotiate any of such possible transactions on terms favorable to the Company or develop Cabot into a profitable business.

  Although the Company had discussions to sell some or all of the capital stock of DIFA to an Italian corporation, there are currently no discussions regarding such sale. The going concern value of DIFA's business is dependent on DIFA's ability to obtain at least a 30 month extension of the regulatory approvals required in Italy to continue to market DIFA's anti-viral product.

  The Company, through its subsidiary, CDSA, is engaged in efforts to sell four lots of undeveloped land in Mougins, France. The Company currently has two lots under contract and expects to realize approximately $250,000, in net proceeds from the sale of these lots. While the Company expects to close such sales by January 31, 1997, the sale of one lot is contingent upon the receipt of a building permit and there can be no assurance that the Company will be able to sell any of the four lots on terms favorable to the Company.

THE REVERSE STOCK SPLIT

     The Special Committee and the Board of Directors approved the Reverse Stock Split by authorizing: (i) an amendment to the Company's Certificate of Incorporation effecting a one-for-500 reverse stock split of the Company's Old Common Stock, reducing the authorized number of shares of common stock from 10,000,000 shares to 20,000 shares, $50.00 par value per share; and (ii) the payment of cash in the amount of $1.50 per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would otherwise hold fractions of a share of New Common Stock after the Reverse Stock Split.


REASONS FOR THE REVERSE STOCK SPLIT

TRANSACTION TO BECOME A NON-REPORTING COMPANY.

  The Board of Directors and the Special Committee authorized the Reverse Stock Split in connection with the Company's ongoing efforts to reduce costs and improve productivity. Reducing the number of its stockholders of record to less than 300 would permit the Company to discontinue the registration of its common stock under the Exchange Act. Termination of the Company's status as a public reporting company under federal securities laws would allow the Company to achieve additional reductions in costs by reducing the general and administrative costs incurred in connection with maintaining such status.

  The Special Committee and the Board of Directors believe that neither the Company nor its stockholders derive any material benefit from the continued registration of the Company's common stock under the Exchange Act and the Company's Common Stock has already been delisted from the NASDAQ National Market System and the NASDAQ Small Cap Market. The Company's stockholders currently receive the benefit of timely public disclosure of events and periodic reports as a result of the Company's registration of its Common Stock under the Exchange Act but the Company intends to provide stockholders with at least unaudited annual financial statements. The Company will no longer be obligated to provide stockholders with any information about the Company, regardless of its current intent to provide stockholders with at least unaudited annual financial statements. The Company incurs significant direct and indirect costs, however, as a result of the requirement that it comply with the filing and reporting requirements applicable to public companies. The Company annually incurs direct costs, including legal and accounting expenses of approximately $70,000 in years in which the minimum filings with the SEC are required. The Company also incurs indirect costs as a result of management time required to prepare and review such filings. The Company expects to achieve annual cost savings of at least $500,000 as a result of the Reverse Stock Split, resulting from anticipated reductions in personnel, directors' and officers' liability insurance premiums, fees paid to outside directors, outside accounting and legal fees, transfer agent fees, and in printing and mailing costs. The Company expects to continue to have outside directors after the Reverse Stock Split but expects that reduced activities and responsibilities will result in a reduction in directors' fees.

  The Special Committee and the Board of Directors believe that the expense and burden to the Company of continued registration, including the requirement to file annual and quarterly reports, proxy statements and other documents with the SEC significantly outweigh any benefits to the Company or its stockholders as a result of such registration since it is no longer listed on the NASDAQ National Market System or on the NASDAQ Small Cap Market. Furthermore, the Company intends to continue to provide its stockholders with periodic financial information about the Company similar to that which it currently provides. The Company does not presently intend to raise capital in the public securities markets, to use registered stock to effect acquisitions, or to avail itself of other advantages of being a public reporting company. The Company believes that its inability to raise significant amounts of capital from stockholders other than the Major Stockholders in the Rights Offering, and its current financial condition, indicate that the Company would not likely be able to raise capital in the near term in the public securities market. The Company believes that its current financial condition would make it difficult to engage an underwriter to conduct a public offering of its securities and, based on its experience in the Rights Offering, believes that few of its existing stockholders, including the Major Stockholders, would participate in a rights offering of additional securities. The Company's common stock has been delisted from the NASDAQ National Market System and from the NASDAQ Small Cap Market and is traded on the over-the-counter market.

  The Company is undertaking the Reverse Stock Split now to allow the Company to cease to incur public reporting company expenses as quickly as possible as part of the Company's overall strategy to reduce costs and to allow stockholders who receive cash in lieu of fractional shares of New Common Stock to receive, and be able to reinvest or make use of, such cash payments. The Company had not considered the Reverse Stock Split earlier in the hopes that its financial condition would improve enough to avoid additional austerity measures. The Company would not consider a later time in view of the current need to cut all expenses and conserve cash flow by all possible means. The Company has considered and adopted other cost-cutting measures in all aspects of its operations, including reducing salaries, reducing headcount, consolidating operations, closing facilities, negotiating discounts from vendors and suppliers of goods and services, selling assets and undertaking the Reverse Stock Split. See "The Company - 1995-1996

Restructuring - Dispositions and Possible Dispositions of the Company's Assets and/or Businesses"


FORM OF TRANSACTION.

  The Special Committee and the Board of Directors have determined that the Reverse Stock Split is the most cost-effective method of changing the Company's status from that of a publicly held reporting company to that of a privately held non-reporting company. In making this determination, the Special Committee and the Board of Directors considered other means of achieving this result, but rejected these alternatives because they believed that the Reverse Stock Split would be simpler and more-cost effective. In addition, the Reverse Stock Split would allow existing stockholders who would otherwise hold less than one share of New Common Stock after the Reverse Stock Split to remain stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date. The Special Committee and the Board of Directors considered effecting a reverse stock split that would effect a greater reduction in the number of stockholders or making privately or publicly negotiated purchases of outstanding shares of its common stock, including making a public tender offer for such shares, or effecting a merger in which the Company's public stockholders would receive cash instead of stock in the surviving corporation. The Special Committee and the Board of Directors rejected these alternatives as impracticable in light of the Company's current financial condition and Cabot's capital requirements, and because the Board of Directors believed that the Reverse Stock Split would be simpler and less expensive to effect and because the Reverse Stock Split would allow existing stockholders to remain stockholders after the Reverse Stock Split by purchasing additional shares of Old Common Stock. In addition, the Special Committee and the Board of Directors considered that, in the case of a merger, the Delaware General Corporation Law would afford dissenting stockholders appraisal rights that they would not be entitled to in the case of the Reverse Stock Split. The Special Committee and the Board of Directors believe that the availability of appraisal rights could unduly increase the complexity and potential cost of becoming a non-reporting company without materially benefiting any dissenting stockholders.

POTENTIAL BENEFITS OF TRANSACTION TO BECOME A NON-REPORTING COMPANY MAY NOT BE REALIZED

    Stockholders who would otherwise hold less than one share of New Common Stock after the Reverse Stock Split may remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market to hold at least 500 shares of Old Common Stock on the Effective Date. See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Fractional Shares". Because stockholders may purchase additional shares on the open market prior to the Effective Date, there can be no assurance that, even if the Reverse Stock Split is effected, the Company will reduce the number of record stockholders following the Reverse Stock Split to less than 300 stockholders of record. If the Company fails to reduce the number of stockholders of record to below 300, the Company will still be a reporting company for purposes of the Exchange Act and will not realize the anticipated cost savings that would result from ceasing to be a public reporting company.

    Based on the assumption that the number of stockholders who reduce the number of shares they hold prior to the Effective Date from holdings of more than 500 shares to holdings of less than 500 shares will offset the number of stockholders who increase the number of shares they hold prior to the Effective Date from holdings of less than 500 shares to holdings of greater than 500 shares or multiples of 500 shares, the Company expects that approximately 100 stockholders will remain after the Reverse Stock Split.

RULE 13E-3 TRANSACTION STATEMENT.

  In connection with the Reverse Stock Split, the Company has filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3. See "Other information; Documents Incorporated by Reference".

CONDUCT OF THE COMPANY'S BUSINESS AFTER THE REVERSE STOCK SPLIT

NO EFFECT ON CONTINUING BUSINESS AND OPERATIONS.

  The Company believes that the Reverse Stock Split will not have any effect on its business and operations and expects to continue to conduct such business and operations as they are currently being conducted. The Company expects to achieve annual cost savings of at least $500,000 as a result of the Reverse Stock Split, resulting from anticipated reductions in personnel, directors' and officers' liability insurance premiums, fees paid to outside directors, outside accounting and legal fees, transfer agent fees, and in printing and mailing costs. The Company's ability to raise capital on the public securities market may be reduced or curtailed but the Company believes that its current financial condition make it unlikely that the Company would be able to raise capital in the public securities market. The Company will continue to explore ways of raising working capital through the sale of assets and/or businesses, including, but not limited to, (i) the possible sale of the Company's French real estate and (ii) the possible sale or disposition of DIFA.

   If the Reverse Stock Split is effected, unaffiliated stockholders holding less than 500 shares of Old Common Stock on the Effective Date will receive cash payments in lieu of fractional shares of New Common Stock and will not remain as stockholders of the Company and therefore will not participate in any future earnings or growth of the Company or in the sale or disposition of any of its businesses or assets. Unaffiliated stockholders holding at least 500 shares of Old Common Stock on the Effective Date will remain as stockholders and will retain all of the rights and benefits possessed by stockholders prior to the Reverse Stock Split except those resulting from the

Company's status as a publicly held reporting company under the Exchange Act. In addition, such stockholders may no longer have the benefit of a public market for the Company's New Common Stock. The Company intends to continue to provide such stockholders with at least annual unaudited financial statements. Based on an analysis of its stockholder records, the Company estimates that it had approximately 7,500 stockholders each holding less than 500 shares of Common Stock and holding an aggregate of approximately 257,142 shares on June 13, 1996. Based on the assumption that the Company will make cash payments with respect to approximately 257,142 shares of Old Common Stock in connection with the Reverse Stock Split, the percentage ownership interest of each stockholder who will remain a stockholder of the Company and who does not purchase any additional shares of Old Common Stock prior to the Reverse Stock Split will increase by approximately 8%. Based on the foregoing assumptions, the Company estimates that it will have approximately 100 stockholders of record following the Reverse Stock Split.

  The Major Stockholders will remain as stockholders of the Company and will retain all of the rights and benefits possessed by stockholders prior to the Reverse Stock Split except those resulting from the Company's status as a publicly held reporting company under the Exchange Act. In addition, the Major Stockholders may no longer have the benefit of a public market for the Company's New Common Stock. After the Reverse Stock Split, the Major Stockholders would no longer be subject to the reporting requirements and "short swing" insider trading regulations under Section 16 of the Exchange Act. Based on the assumption that the Company will make cash payments with respect to 257,142 shares of Old Common Stock in connection with the Reverse Stock Split, the percentage ownership interest in the issued and outstanding shares of New Common Stock of each of the Major Stockholders will increase by approximately 8% from 30% to 32.3%. On a fully diluted basis, the percentage ownership interest in New Common Stock of each of the Major Stockholders would increase by approximately 3% from 41.18% to 42.51%. At June 30, 1996, the interest in the net book value of the Company in absolute and percentage terms would increase from approximately ($2,300,000) to ($2,500,000) and by approximately 8%, respectively, and the interest in the net earnings of the Company in absolute and percentage terms would increase from approximately ($942,000) to approximately ($1,070,000) and by approximately 8%, respectively. In the event that no stockholder other than the Major Stockholders and the members of the Special Committee held at least 500 shares of Old Common Stock on the Effective Date and the Company had sufficient cash to consummate the Reverse Stock Split, each of the Major Stockholders would hold approximately a 49.9% ownership interest in the Company. See "Fairness of the Reverse Stock Split - Potential Conflicts of Interest".

TERMINATION OF REPORTING COMPANY STATUS.

  If the Reverse Stock Split is effected, the Company expects to cease to be a reporting company under the Exchange Act. As a result, the Company would no longer file annual and quarterly reports, proxy statements, and other documents with the SEC. In addition, the Company would no longer be required to comply with the proxy rules of Regulation

14A promulgated under Section 14 of the Exchange Act, and its officers, directors and 10%-or-greater stockholders would no longer be subject to the reporting requirements and "short-swing" insider trading restrictions under
Section 16 of the Exchange Act. Continuing stockholders would no longer be entitled to receive annual reports and proxy statements required by the Exchange Act and would most likely no longer have the benefit of a public market for their shares of the Company's common stock. In light of the listing requirements of stock exchanges, including the NASDAQ National Market System and the NASDAQ Small Cap Market, that a class of listed security must be registered pursuant to
Section 12 of the Exchange Act, it is unlikely that a public market will develop for the Company's New Common Stock. The Company intends to continue to provide such stockholders with at least unaudited annual financial statements.

EFFECTS OF REVERSE STOCK SPLIT ON THE COMPANY,

CHANGES TO AUTHORIZED CAPITAL STOCK; TERMS OF STOCK UNCHANGED.

  If the Reverse Stock Split is effected, the number of authorized shares of the Company's common stock will be reduced from 10,000,000 shares, $0.10 par value, to 20,000 shares, $50.00 par value. Apart from such changes, the terms of the New Common Stock will remain the same as those of the Old Common Stock.

CHANGES IN PROPORTIONATE STOCK OWNERSHIP AND SHARE VALUES.

  Stockholders who remain stockholders of the Company after the Reverse Stock Split are likely to experience a slight increase in their percentage stock ownership in the Company as a result of the exchange of shares of Old Common Stock for a cash payment of $1.50 per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock. The extent of such increase will depend on the number of such shares exchanged and the number of such shares, if any, that are purchased by other stockholders on the open market prior to the Effective Date. The use of Company funds to pay for fractional shares of New Common Stock and to pay the transactional costs of the Reverse Stock Split will cause a decrease in the Company's assets of approximately $555,000 if no stockholders purchase additional shares of Old Common Stock on the open market prior to the Effective Date.

POSSIBLE EXTRAORDINARY TRANSACTIONS.

  Other than as described in this Information Statement with respect to (i) the possible sale of the Company's French real estate, (ii) the possible sale or disposition of DIFA and (iii) the possible borrowing of $1,000,000 from the Major Stockholders, the Company has no current plan to effect any extraordinary corporate transaction, such as a merger, reorganization, liquidation, sale or transfer of a material amount of assets, change in its present Board of Directors or management, or change in dividend rate or policy, indebtedness, or capitalization, or otherwise to effect any material change in its corporate structure or business. The Company also has no current plans to engage in any public offering of shares of common stock or other securities. There is no assurance, however, that the Company will not form an intention to engage in any of the foregoing transactions in the future or that it will be able to negotiate any or all of the contemplated transactions on terms favorable to the Company. Stockholders holding less than 500 shares of Old Common Stock on the Effective Date will not continue as stockholders of the Company and will not participate in the benefits of any such transactions or in any future growth of the Company.


FURTHER STOCKHOLDER APPROVAL NOT REQUIRED

  The Reverse Stock Split has been approved by the written consent of the Major Stockholders. Such consent is sufficient to approve the Reverse Stock Split under the Delaware General Corporation Law and the Company's Certificate of Incorporation, and no other vote or consent of stockholders is required or will be sought in connection with the Reverse Stock Split. Under the Delaware General Corporation Law and the Company's Certificate of Incorporation, the affirmative vote of a majority of the issued and outstanding shares voting by written consent constitute the act of stockholders. ACCORDINGLY, THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


LACK OF APPRAISAL RIGHTS

  Pursuant to the Delaware General Corporation Law and the Company's Certificate of Incorporation, dissenting stockholders are not entitled to appraisal rights if the Reverse Stock Split is effected and no appraisal rights will be voluntarily accorded by the Company to its stockholders in connection with the Reverse Stock Split. Stockholders who believe that they may be aggrieved by the Reverse Stock Split may have other rights under federal law or common law, such as rights relating to the fairness of the Reverse Stock Split and arising from possible breaches of the fiduciary responsibilities of corporate officers, directors, and stockholders. The nature and extent of such rights, if any, may vary depending upon the facts and circumstances.


POSTPONEMENT OR ABANDONMENT

  The Company's Board of Directors may postpone, revise or abandon the Reverse Stock Split at any time prior to its consummation, for any reason, including, without limitation, if, in the Directors' sole judgment, consummation of the Reverse Stock Split would unduly deplete the Company's working capital or would render the Reverse Stock Split unfair to the Company and its continuing Stockholders due to an adverse change in the Company's financial condition.


EFFECTIVE TIME

  Subject to the rights of the Board of Directors to postpone or abandon the Reverse Stock Split, the Reverse Stock Split will be effected by filing an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State and will be effective upon such filing. The form of the proposed amendment to the Company's Certificate of Incorporation is set forth as Exhibit A to this Information Statement. The Company intends to file the amendment to its Certificate of Incorporation on or about March 14, 1997, the Effective Date.


EXCHANGE OF STOCK CERTIFICATES; CASH PAYMENTS IN LIEU OF FRACTIONAL SHARES

LETTER OF TRANSMITTAL.

  If the Reverse Stock Split is effected, the stock certificates formerly representing shares of Old Common Stock will represent the right to receive the shares of New Common Stock into which they have been converted, and/or the right to receive a cash payment in lieu of fractional shares of New Common Stock, as the case may be, as described below. Enclosed is a Letter of Transmittal for use in exchanging stock certificates of Old Common Stock for stock certificates of New Common Stock and/or a cash payment. Stockholders should not send Letters of Transmittal to the Company, but to The First National Bank of Boston, the transfer agent and registrar for Old Common Stock.

  Each stockholder of record who holds shares of Old Common Stock should use the enclosed Letter of Transmittal to surrender his old stock certificate(s) and the shares of Old Common Stock represented thereby for a new stock certificate representing one share of New Common Stock for each 500 shares of Old Common Stock, if any, and/or a cash payment in an amount equivalent to $1.50 per share for such number of shares of Old Common Stock not divisible by 500 into a whole share of New Common Stock. Each stockholder will be required to complete and submit a Letter of Transmittal in order to receive payments. Stockholders who have not completed and submitted a Letter of Transmittal will not receive payments until they have done so. Stockholders who wish to purchase additional shares of Old Common Stock may do so on the open market prior to the Effective Date.

PLEASE NOTE THAT ALL STOCK CERTIFICATES SENT TO THE TRANSFER AGENT SHOULD BE DULY ENDORSED FOR TRANSFER TO THE COMPANY.

FINANCING OF THE REVERSE STOCK SPLIT

  The Company estimates that it will incur transactional expenses of approximately $170,000 in connection with the Reverse Stock Split (consisting primarily of legal and accounting fees of approximately $70,000, investment banking fees of $10,000, printing and mailing expenses of approximately $20,000, transfer agent fees of approximately $60,000 and miscellaneous expenses of approximately $10,000, including SEC filing fees of approximately $77). In addition, equity will be reduced by aggregate cash payments in lieu of fractional shares of New Common Stock of approximately $385,000.

  Such cash payments in lieu of fractional shares of New Common Stock have been estimated based on the assumption that all stockholders holding less than 500 shares of Old Common Stock will elect to receive cash rather than purchase prior to the Effective Date additional shares of Old Common Stock on the open market to remain stockholders after the Reverse Stock Split. The Major Stockholders and the other Directors have advised the Company that they intend to retain all shares of New Common Stock to be owned or controlled by them. To the extent that stockholders increase their holdings of Old Common Stock to become holders of New Common Stock after the Reverse Stock Split, the reduction in the Company's equity would be reduced. In the event that all stockholders other than the Major Stockholders and the members of the Special Committee decreased their holdings of Old Common Stock to holdings of less than 500 shares of Old Common Stock prior to the Reverse Stock Split, the Company is not certain whether it would have sufficient cash to finance the Reverse Stock Split.

  The Company intends to finance such costs from the $500,000 anticipated to be received from its insurers in connection with the settlement of litigation to obtain reimbursement for environmental cleanup expenses in connection with property once owned by one of the Company's former subsidiaries. If necessary and agreed by the Major Stockholders, the Company may finance such costs from up to $1,000,000 of additional borrowings on the same terms as under a $2,000,000 line of credit provided by the Major Stockholders under the May Purchase Agreement which have been authorized by the Company's Board of Directors and Special Committee. The Major Stockholders, however, have not agreed to lend additional funds to be used in connection with the Reverse Stock Split. The Company's Board of Directors may, however, postpone, revise or abandon the Reverse Stock Split at any time prior to its consummation, for any reason, including, without limitation, if, in the Directors' sole judgment, consummation of the Reverse Stock Split would unduly deplete the Company's working capital or would render the Reverse Stock Split unfair to the Company and its continuing Stockholders due to an adverse change in the Company's financial condition, or if the Company would not have sufficient cash to consummate the Reverse Stock Split.

  Since 1993, the Company has been dependent on the sale of assets and borrowings from the Major Stockholders for working capital. On May 22, 1996, the Company entered the May Purchase Agreement with the Major Stockholders, which provides for the establishment of a $2,000,000 line of credit in favor of the Company. Of the line of credit, $1,000,000 can be drawn down by the Company from each Major Stockholder in $500,000 increments. Amounts drawn down are due on December 31, 2000 and bear interest at the rate of 12% per annum. As consideration for the establishment of the line of credit, the Company issued warrants to each of the Major Stockholders to purchase 285,714 shares of common stock of the Company. In addition, for each $1,000 borrowed by the Company from a Major Stockholder under the line of credit, the Company agreed to issue to such lender warrants to purchase an additional 286 shares of common stock. The exercise price of the warrants is $1.75 per share. The line of credit is secured by a pledge of all of the issued and outstanding capital stock of Cabot.

  The transactions covered by the May Purchase Agreement were negotiated and approved by the Special Committee, with the assistance of the Advisor. The Company has used amounts drawn under the lines of credit to repay existing accounts payable and for working capital. As of September 5, 1996, the Company had drawn $2,000,000 under the line of credit and had issued warrants to purchase 286,000 shares of its common stock to each of the Major Stockholders. In addition, the Special Committee has authorized up to an additional $1,000,000 of borrowings from the Major Stockholders on the same terms and conditions as the borrowings under the May Purchase Agreement. Again, the Major Stockholders, however, have not agreed to lend additional funds to be used in connection with the Reverse Stock Split. The Company has no present plans to repay the line of credit provided under the May Purchase Agreement other than as provided by its terms.


FAIRNESS OF THE REVERSE STOCK SPLIT

BACKGROUND

  The Company's Board of Directors has had a standing Special Committee comprised of non-employee directors who are not significant stockholders since August 12, 1987. Messrs. Gilleran and Schultz have been members of the Special Committee since December 14, 1988. The purpose of the Special Committee is to evaluate the fairness of various transactions to the Company and its stockholders, particularly those transactions involving employees or significant stockholders.

   In March 1996, the Major Stockholders met to discuss the possibility of a "going private transaction" to reduce the costs associated with the Company being a public reporting company. At the March 18, 1996 meeting of the Board of Directors, Mr. Montgomery indicated that he and Mr. Kruttschnitt might be interested in acquiring the balance of the shares not owned by them. Messrs. Gilleran and Schultz explored the possibility further with the Major Stockholders but there was no discussion of any transaction or prices. The Major Stockholders concluded that they should form a new corporation to acquire the Company in a cash merger and jointly retained counsel independent of the Company to advise them with respect to such a transaction. No transaction involving a cash merger was ever presented to or discussed by the Board of Directors and no per share cash consideration was determined for such a contemplated transaction. Counsel retained by the Major Stockholders did not participate in any negotiations with the Board of Directors or the Special Committee in connection with the Reverse Stock Split.

  Thereafter, the cash position of the Company worsened, thereby increasing the amount of cash that the Major Stockholders would have had to supply to both finance the Company and to carry out a cash merger. The Major Stockholders then determined that the most cash-sparing and cost-effective method of reducing the costs associated with the Company being a public reporting company would be to effect a reverse stock split which would reduce the number of stockholders below 300 and so informed the Special Committee prior to the Special Committee's May 21, 1996 telephone conversation with the Advisor. On behalf of the Major Stockholders, Mr. Montgomery made the proposal to effect a 1 for 500 reverse stock split and pay $1.75 per share in lieu of fractional shares to the Board of Directors and the Special Committee on May 24, 1996. As members of the Board of Directors, the Major Stockholders participated in all deliberations and voting of the Board of Directors about the proposed Reverse Stock Split and supported the recommendation of the Special Committee as to its determination of the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split. At their meetings on May 24, 1996, The Special Committee and the Board of Directors discussed how the Reverse Stock Split would serve the Company's objectives of reducing costs, the fairness of the Reverse Stock Split to the Company and its unaffiliated stockholders and the price to be paid for fractional shares.


    In May 1996, the Major Stockholders agreed to provide the Company with an additional $2,000,000 line of credit and the Special Committee retained the Advisor to assist it with respect to its analysis of the May Purchase Agreement. The Advisor was retained by, and worked for, the Special Committee in connection with the May Purchase Agreement. While the Advisor was not retained by the Special Committee to assist it in connection with the Reverse Stock Split, the Advisor did discuss aspects of the Reverse Stock Split with members of the Board of Directors and the Special Committee. The Advisor discussed the terms of the May Purchase Agreement with the Special Committee and also discussed the possibility that the Company would effect a reverse stock split to terminate the registration of its Common Stock under the Exchange Act in telephone calls on May 21 and May 22, 1996. The Special Committee in its telephone conversations with the Advisor on May 21 and May 22, 1996 discussed a reverse stock split transaction because of the Advisor's familiarity with similar, capital market transactions and with the Company. The Board of Directors discussed the Reverse Stock Split with

The Advisor at its meeting on May 24, 1996 because of the Advisor's familiarity with similar capital market transactions and its knowledge of the Company. All of the directors attended the May 24, 1996 meeting of the Board of Directors at which the Special Committee presented its recommendation with respect to the May Purchase Agreement, the terms of which were determined by the Special Committee with the assistance of the Advisor with respect to the exercise price of the New Warrants. A representative of the Advisor was made available by telephone and answered questions with respect to the exercise price for the New Warrants. At the conclusion of the discussion with respect to the May Purchase Agreement, the Advisor supported the Special Committee's recommendation of $1.75 for the exercise price of the New Warrants and was asked to give its reaction to using a similar amount as the amount of the cash payment per share in the Reverse Stock Split. The Advisor indicated that the Board of Directors should be comfortable with using $1.75 as the exercise price of the New Warrants and as the price to be paid for fractional shares in the Reverse Stock Split. Any connection between the Reverse Stock Split and the May Purchase Agreement was coincidental. The Special Committee and the Board of Directors considered, however, that the Advisor's analysis with respect to the determination of the exercise price of the New Warrants could also be applied to the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split. At their May 24, 1996 separate meetings, the Special Committee and the Board of Directors concluded that cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split and the exercise price of the warrants to be issued in connection with the May Purchase Agreement should be $1.75 per share. The Board of Directors believed that setting the price for the cash payment for fractional shares at the same price as the execise price of the New Warrants would provide a modest premium over the prevailing market price, since the exercise price of the New Warrants was set above the prevailing market price.

   In early August 1996, after losses of $2,585,000 in the second fiscal quarter of 1996 from operations, continued negative cash flow and a decline in the prevailing market price for the Company's common stock on the over the counter market to $1.00 per share, Mr. Montgomery telephoned the representative of the Advisor to discuss pricing particularly as it related to fairness to unaffiliated stockholders who would remain stockholders of the Company after the Reverse Stock Split. Mr. Montgomery telephoned the representative of the Advisor because of his concern that the second quarter losses, continued negative cash flow and decline in prevailing market price for the Company's common stock rendered the payment of $1.75 per fractional share unfair to unaffiliated stockholders who would remain stockholders after the Reverse Stock Split and because of the Advisor's familiarity with the Company and similar capital market transactions. In his conversation with Mr. Montgomery, the representative of the Advisor acknowledged the changed circumstances reflected in the then current bid of $1.00 and ask of $1.50 per share of the Company's Common Stock in the over the counter market and suggested that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split be reduced to $1.50 per share which reflected the average price at which trades in the Company's shares had taken place since January 1, 1996. No Directors of the Company were parties to any such trades. Mr. Montgomery then asked the chairman of the Special Committee, Mr. Gilleran, to discuss pricing with the Advisor. Mr. Gilleran had a telephone conversation with the representative of the Advisor regarding pricing relating to fairness to unaffiliated stockholders and, after a telephone consultation with Mr. Schultz on the same subject, recommended to the Board of Directors, on behalf of the Special Committee that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split be reduced to $1.50 per share.

    At its August 15, 1996 meeting, the Board of Directors reconsidered the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split in light of losses from operations of $2,585,000 in the Company's second fiscal quarter of 1996 and decline in the prevailing market price of the Company's common stock in the over the counter market to $1.00 per share. A representative of the Advisor was available to answer questions with respect to the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split and recent and historical trading data about the Company's common stock. At its August 15, 1996 meetings, the Special Committee and the Board of Directors concluded that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split should be $1.50 per share. The Board of Directors and Special Committee concluded that such payment would be fairer to the unaffiliated stockholders of the Company who would remain as stockholders in light of the current financial condition of the Company and the prevailing market price for the Company's common stock. The Board of Directors, the Special Committee and the Major Stockholders made such fairness determination on August 15, 1996. The May 24 and August 15, 1996 meetings of the Board of Directors were attended by all of the directors and were initiated by Mr. Montgomery.

FAIRNESS DETERMINATIONS

  The Special Committee and the Board of Directors have reviewed and considered the terms and conditions of the Reverse Stock Split and have unanimously determined that the Reverse Stock Split, is fair to, and in the best interests of, the Company and its stockholders. The Special Committee and the Board of Directors also believe that the Reverse Stock Split is financially and procedurally fair to (i) the unaffiliated stockholders who retain their interest in the Company and (ii) unaffiliated stockholders who do not retain their interest in the Company. Each of the Major Stockholders has reviewed and considered the terms and conditions of the Reverse Stock Split and has determined that the Reverse Stock Split, taken as a whole, is fair to, and in the best interests of, the Company and its stockholders and is financially and procedurally fair to (i) the unaffiliated stockholders who retain their interest in the Company and (ii) unaffiliated stockholders who do not retain their interest in the Company. The Special Committee, the Board of Directors and the Major Stockholders did not confirm their fairness determinations with respect to the Reverse Stock split after the sale of Cabot's Clear Perfection product line because the $2,500,000 selling price was not significantly below the valuation of the minimum price range expected for the sale of this product line.

  The Special Committee, Board of Directors and the Major Stockholders believe that the payment of cash in the amount of $1.50 per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split, will enable such stockholders to liquidate their shares easily and at a fair price which is at or above recent prevailing market prices of the Company's common stock. Depending upon a particular stockholder's tax basis in his shares of common stock, such stockholder may obtain a tax benefit by recognizing a loss for federal income tax purposes. See "Special Factors--Certain Federal Income Tax Consequences." In addition, by having shares of Old Common Stock exchanged for cash by the Company, a stockholder will be able to liquidate his investment, or fraction thereof, in the Company without incurring brokerage costs which, in the case of a holder of a small quantity of Old Common Stock, could materially reduce or eliminate the actual net proceeds of sale to the stockholder.

  The Special Committee, the Board of Directors and the Major Stockholders also believe that the Reverse Stock Split is fair to the Company and to (i) the unaffiliated stockholders who retain their interest in the Company and (ii) unaffiliated stockholders who do not retain their interest in the Company because, as described above, the Special Committee, the Board of Directors and the Major Stockholders believe that the price to be paid to stockholders who receive cash in lieu of fractional shares of New Common Stock, which is at or above recent prevailing market prices, is fair in light of all the circumstances and that the Company will realize cost savings if, as a result of the Reverse Stock Split, it ceases to be a reporting company under the Exchange Act.

  Stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split may remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date to hold at least 500 shares of Old Common Stock on the Effective Date. The Special Committee, the Board of Directors and both the Major Stockholders believe that structuring the Reverse Stock Split to provide stockholders the opportunity to remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date is fairer to stockholders than structuring the reverse stock split as a one-for-10,000 (or higher) split to ensure that the Reverse Stock Split would achieve the Company's objective of terminating its obligations under the Exchange Act. See "Special Factors--Fairness of the Reverse Stock Split."


FAIRNESS OF CASH PAYMENTS IN LIEU OF FRACTIONAL SHARES.

  The Special Committee, the Board of Directors and the Major Stockholders believe that the payment of cash in the amount of $1.50 per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to unaffiliated stockholders who do not hold a whole number of shares of New Common Stock after the Reverse Stock Split, is financially and procedurally fair to such persons because such persons will be able to liquidate such shares easily and at a fair price which is at or above recent prevailing market prices of the Company's common stock. Depending upon a particular stockholder's tax basis in his shares of common stock, such stockholder may obtain a tax benefit by recognizing a loss for federal income tax purposes. See "Special Factors--Certain Federal Income Tax Consequences." In addition, by having shares of Old Common Stock exchanged for cash by the Company, an unaffiliated stockholder will be able to liquidate his investment, or fraction thereof, in the Company without incurring brokerage costs which, in the case of a holder of a small quantity of Old Common Stock, could materially reduce or eliminate the actual net proceeds of sale to the stockholder.


FAIRNESS TO THE COMPANY AND CONTINUING STOCKHOLDERS.

  The Special Committee, the Board of Directors and the Major Stockholders also believe that the Reverse Stock Split is financially and procedurally fair to the Company and to unaffiliated stockholders who remain as stockholders of the Company following the consummation of the Reverse Stock Split because, as described above, they believed that the price to be paid to stockholders who receive cash in lieu of shares of New Common Stock is fair in light of all the circumstances and that the Company will realize cost savings if, as a result of the Reverse Stock Split, it ceases to be a reporting company under the Exchange Act.


STOCKHOLDERS' OPTION.

  Stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split may remain as stockholders of the Company by purchasing additional shares of Old Common Stock on the open market prior to the Effective Date to hold at least 500 shares of Old Common Stock on the Effective Date. The Board of Directors believes that structuring the Reverse Stock Split to provide stockholders the option to remain as stockholders of the Company is fairer to stockholders than structuring the reverse stock split as a one-for-10,000 (or higher) split to ensure that the reverse stock split would achieve the Company's objective of terminating its obligations under the Exchange Act.

FACTORS CONSIDERED IN FAIRNESS DETERMINATION.

  The Board of Directors, the Special Committee and the Major Stockholders considered many factors in reaching their determinations that the Reverse Stock Split is fair to the Company and (i) unaffiliated stockholders who retain their interest in the Company and (ii) unaffiliated stockholders who do not retain their interest in the Company. The Board of Directors, the Special Committee and the Major Stockholders considered each director's knowledge of, and familiarity with, the Company's businesses and assets, its financial condition, operating results, cash flows, liabilities and prospects, as well as general economic, industry, and market conditions. The Special Committee, the Board of Directors and the Major Stockholders also considered the following factors:

The recent and historical trading ranges of the Company's common stock on the over-the-counter market;

Net book value per share;

The going concern value of the Company;

The liquidation value of the Company;

The analysis of the Advisor for the May Purchase Agreement; See "Special Factors -Assistance of Van Kasper & Company.

The affiliation of the Major Stockholders to the Company;

The opportunity that the Reverse Stock Split would afford stockholders of less than 500 shares of Old Common Stock to liquidate their investments in the Company while avoiding brokerage costs and possibly realizing a tax loss benefit from the transaction;

The opportunity that the Reverse Stock Split would afford stockholders of less than 500 shares of Old Common Stock wishing to remain as stockholders of the Company to remain as stockholders of the Company by purchasing additional shares of Common Stock for a relatively small investment;

The future cost-savings that the Company and its continuing stockholders will enjoy if, as a result of the Reverse Stock Split, the Company ceases to be a reporting company under the Exchange Act; and

Each director's familiarity with the process and issues involved in pricing the common stock in connection with other corporate transactions, including determining the offering price in the Rights Offering and determining the conversion price per share of convertible debt and exercise price of warrants issued to the Major Stockholders in financing transactions.

   Given the wide variety of factors considered in reaching their conclusion as to fairness, the Board of Directors, the Special Committee and the Major Stockholders did not deem it practicable to assign precise relative weights to the factors considered, and all factors were considered as a totality except that, with respect to determining financial fairness, information regarding the current and historical market prices for the common stock and additional conversations with the Advisor were given greater weight than net book value per share, going concern value, liquidation value and the analysis of the Advisor for the May Purchase Agreement. The additional conversations with the Advisor and such information regarding the current and historical prices for the common stock were given equal weight by the Board of Directors, the Special Committee and the Major Stockholders in making their ultimate financial fairness determination particularly in view of the lower valuations derived from the other methods of valuation considered. The Board of Directors, the Special Committee and the Major Stockholders believed that the great disparity between a valuation based on prevailing market price of $1.50 per share ($1.52 per share average since January 1, 1996) or the discounted future value valuation presented by the Advisor and net book value (($2.11) per share), liquidation value (estimated at $0.25 per share) or going concern value (estimated at significantly less than $1.50 per share) would have rendered the payment of a premium unfair to unaffiliated stockholders who would remain as stockholders of the Company after the Reverse Stock Split. The Board of Directors, the Special Committee and the Major Stockholders also believed that the Advisor's discounted present value of the Company based on its assumption that the Company would attain an estimated gross fair value of $25,000,000 in three years supported their determinations. In making their financial fairness determinations, the Board of Directors, the Special Committee and the Major Stockholders believed that recent prevailing market prices of a share of the Company's Common Stock in light of lower or substantially lower negative net book, liquidation and going concern values per share, supported the determination of the financial fairness of the payment of cash in the amount of $1.50 per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to unaffiliated stockholders who do not hold a whole number of shares of New Common Stock after the Reverse Stock Split. In making their financial fairness determinations, the Board of Directors, the Special Committee and the Major Stockholders believed that the current prevailing market price of $1.00 per share supported their fairness determination. The financial and procedural fairness determinations of the Board of Directors, the Special Committee and the Major Stockholders were not affected by the fact that the exercise price of the New Warrants remained at $1.75 per share. Although the payment by the Company of $1.75 per share for fractional shares would be unfair to the unaffiliated stockholders who remain as stockholders of the Company after the Reverse Stock Split, the receipt by the Company of $1.75 per share as the exercise price of the warrants would be fair to all such stockholders and, furthermore, the May Purchase Agreement was a completed transaction.

     In making their procedural fairness determinations, the Board of Directors, the Special Committee and the Major Stockholders believed that structuring the Reverse Stock Split to allow the stockholders of less than 500 shares of Old Common Stock wishing to remain as stockholders of the Company to remain as stockholders of the Company by purchasing additional shares of Common Stock for a relatively small investment supported their determination of the procedural fairness of the Reverse Stock Split. The fact that the Reverse Stock Split is not structured so that approval of at least a majority of the common stock held by the unaffiliated stockholders is required did not affect their procedural fairness determinations because the Board of Directors, the Special Committee and the Major Stockholders believed that structuring the Reverse Stock Split to allow the stockholders of less than 500 shares of Old Common Stock wishing to remain as stockholders of the Company to remain as stockholders of the Company by purchasing additional shares of Common Stock for a relatively small investment was a procedurally fair alternative. The Reverse Stock Split is not structured so that approval of at least a majority of the common stock held by the unaffiliated stockholders is required. The fact that the Major Stockholders would retain their interests in the Company did not affect the financial or procedural fairness determinations of the Board of Directors, the Special Committee or the Major Stockholders because the Major Stockholders already have effective voting control of the Company and the percentage ownership interests, on a fully diluted basis, of each of the Major Stockholders would only increase by about 3 percentage points as a result of the Reverse Stock Split.

   In making their procedural and financial fairness determinations, the Board of Directors, the Special Committee and the Major Stockholders considered their familiarity with the process and the issues involved in establishing (i) the conversion prices per share of common stock issuable upon conversion of the Notes issued to the Major Stockholders in 1992 and 1993, (ii) the exercise price of the Prior Warrants issued to the Major Stockholders in November, 1995 in connection with the provision of a $4,000,000 line of credit and (iii) the exercise price of the New Warrants issued to the Major Stockholders in May, 1996, all at conversion or exercise prices at or above the then current market prices of the Company's common stock. In connection with establishing the conversion price of the Notes and the exercise price of the Prior Warrants, the Special Committee retained independent counsel to advise it with respect to legal and fiduciary issues. In addition, the Special Committee retained the Advisor to advise it with respect to the exercise price of the Prior Warrants and the New Warrants. This familiarity with similar pricing events made the Special Committee, the Board of Directors and the Major Stockholders feel comfortable in making their procedural and financial fairness determinations without the additional expenses to the Company of (i) hiring independent counsel to the Special Committee and an unaffiliated representative to represent the interests of the unaffiliated stockholders and (ii) retaining the Advisor to render a formal fairness opinion.

  The Board of Directors, the Special Committee and the Major Stockholders considered the following information regarding the current and historical market prices for the common stock, net book value per share, going concern value and liquidation value in making their financial fairness determinations:

Current and Historical Market Prices for the Common Stock. The Company's common stock is not currently listed on any stock exchange or quoted in the National Association of Securities Dealers Automated Quotation (NASDAQ) system and is traded on the over-the-counter market. The Company has never paid any dividends on its common stock and is precluded from doing so until it has repaid all of its indebtedness to the Major Stockholders under the May Purchase Agreement, the November Purchase Agreement and the Notes. The following table sets forth information about the range of prices of the Company's common stock on the NASDAQ National Market System, the NASDAQ Small Cap Market and the over-the-counter market for the last two calendar years through December 31, 1996 for the quarters ended March 31, June 30, September 30 and December 31:


                                  First       Second      Third         Fourth
                                  Quarter     Quarter     Quarter       Quarter
----------------------------------------------------------------------------------
1996
 Common Stock price range:
    High                          $ 3 1/4      $ 2 1/4      $ 2        $ 1 1/4
    Low                           $ 1 1/2      $ 1 1/2      $ 7/8      $   3/4
----------------------------------------------------------------------------------
1995
  Common Stock price range:
    High                          $ 3 1/8      $ 3 1/2      $ 3 1/2    $ 3 5/8
    Low                           $ 2 1/8      $ 2 1/8      $ 2 1/2    $ 1 1/2
----------------------------------------------------------------------------------
1994
  Common Stock price range:
    High                          $ 3 1/4      $ 3 1/4      $ 4 1/4    $ 4
    Low                           $ 2 1/2      $ 2 1/2      $ 2 1/4    $ 2 1/8
----------------------------------------------------------------------------------

Net Book Value. As of June 30, 1996, the Company had a negative net value book per share of common stock of $(2.11). The audit report of the Company's independent public accountants, KPMG Peat Marwick LLP, with respect to the Company's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 1995 contained an unqualified opinion with an explanatory paragraph addressing the uncertainty about the Company's ability to continue as a going concern for a reasonable period of time. The Company's financial statements have been prepared on the assumption that the Company will continue as a going concern; that it will realize its assets and liquidate its liabilities in the normal course of business. In fiscal 1995 and through September 30, 1996, the Company suffered losses of $11,739,000 and $5,892,000, respectively, and expects to require additional cash to fund its operations. The Company's independent public accountants have stated that there is substantial doubt as to the Company's ability to continue as a going concern.

  Given this substantial doubt and the negative book value of the Company, the Board of Directors, the Special Committee and the Major Stockholders do not believe that book value, which is computed on the assumption that the Company will continue as a going concern, provides a reliable measure of the fair value
of the common stock.   Accordingly, the Board of Directors, the Special
Committee and the Major Stockholders did not assign any material weight to this factor in determining the financial fairness of the Reverse Stock Split.

Going-Concern Value. The Board of Directors, the Special Committee and the Major Stockholders do not believe that going concern value provides a reliable
measure of the fair value of the common stock.   The Board of Directors, the
Special Committee and the Major Stockholders believe that it is impossible to quantify a "going concern value" under circumstances where negative net worth and limited cash availability raise questions as to the Company's ability to continue as a "going concern". The Board of Directors, the Special Committee and the Major Stockholders believe that if such a value could be determined, it would be substantially less than $1.50 per share. Accordingly, the Board of Directors, the Special Committee and the Major Stockholders did not assign any material weight to this factor in determining the financial fairness of the Reverse Stock Split.

Liquidation Value. The Company has no current plans to effect any liquidation of the Company or its assets other than (i) the possible sale of the Company's French real estate and (ii) the possible sale or disposition of DIFA. See "Special Factors--Conduct of the Company's Business after the Reverse Stock Split--Possible Extraordinary Transactions." The Company's primary asset consists of the business of Cabot. The Board of Directors, the Special Committee and the Major Stockholders believe that it is impossible to quantify the liquidation value of the Company since the expenses of continuing the Company during its liquidation would significantly diminish the amounts that would be realized through liquidation. Nonetheless, on the assumption that the remaining assets (exclusive of current assets) are sold at a valuation equal to one times sales (Cabot's cosmetics business was recently sold for approximately .5 times annual sales plus related inventory), the Company would realize gross proceeds of approximately $17,500,000. If the Company were to use such proceeds and realized the cash value of current assets at September 30, 1996 of approximately $11,000,000 to discharge total liabilities at September 30, 1996 of approximately $27,601,000, there would be an estimated liquidation value of approximately $899,000 or approximately $0.25 per share. The Board of Directors, the Special Committee and the Major Stockholders believe that the Company would not be able to realize the full value of all of its assets through liquidation, because it is unlikely that any buyer would purchase Cabot except at a substantial discount, and that to realize the full value of Cabot it would be necessary to continue to grow the business. In Mr. Montgomery's experience, buyers approaching companies in Cabot's financial condition expect, and generally receive, prices significantly under what they would receive with a strong balance sheet and income statement. Cabot's cosmetics business is a good example of this tendency; with approximately $3,750,000 of annual sales, the Company received $2,500,000 for the business and related inventory. Accordingly, the Board of Directors, the Special Committee and the Major Stockholders did not assign any material weight to this factor in determining the financial fairness of the Reverse Stock Split.

ASSISTANCE OF VAN KASPER & COMPANY.

  The Company did not receive any written report, opinion, or appraisal from any outside party that is materially related to the Reverse Stock Split. The Special Committee received certain net present value analyses from the Advisor in connection with the May Purchase Agreement. The Special Committee retained the Advisor to analyze the effect of the May Purchase Agreement on the Company, the Company's unaffiliated stockholders and the Major Stockholders and provide an analysis with respect to the determination of the exercise price of the New Warrants. The Advisor is a full service West Coast regional investment banking firm, which provides a full range of investment banking services, including public and private financings and other corporate financial services, which include merger and acquisition advisory services and fairness opinions. The Advisor's research department covers a variety of industries, including health care. The Advisor has experience in providing financial structuring analysis and advice on corporate transactions of this nature. The Advisor had previously provided analysis to the Special Committee with respect to other transactions between the Company and the Major Stockholders and was selected on the basis of its familiarity with, and knowledge of, the Company and its businesses. The Advisor was paid a fee of $10,000 in connection with its analysis of the May Purchase Agreement. The amount of such fee was determined by the Advisor. In connection with its prior engagements with the Company in the past two years, the Advisor received $10,000. While the Company did not retain the Advisor in connection with the Reverse Stock Split, the Advisor did discuss the Reverse Stock Split with members of the Special Committee and Board of Directors. The Board of Directors and Special Committee consulted the advisor regarding the Reverse Stock Split because of its familiarity with the Company, the negotiations leading to the November Purchase Agreement and the May Purchase Agreement and with similar capital market transactions.

  In preparing its analysis for the May Purchase Agreement, the Advisor presented the Special Committee with a summary of the trading history of the Company's common stock since october 1994 and sales prices of the Company's common stock since November, 1995. The Advisor also provided the Special Committee with two analyses of projected internal rates of return of 30% and 35% over three years based on a warrant exercise price of $1.50, two analyses showing projected internal rates of return of 28% and 33% over three years based on a warrant exercise price of $1.75 and one analysis showing a projected internal rate of return of 25% over a three year period based on a warrant exercise price of $2.00. The two analyses showing the 33% and 35% internal rates of return were based on the subjective assumption that Cabot would attain a $30,000,000 valuation in three years and the three other analyses were based on the subjective assumption that Cabot would attain a $25,000,000 valuation in three years. Based on its experience with other high risk financing transactions, the Advisor believed that a 25%-28% internal rate of return would be a reasonable rate of return for investors in a transaction like the one proposed in the May Purchase Agreement. In telephone conversations with the Special Committee on May 21 and 22, 1996, the Advisor discussed the possibility that the Company would effect a reverse stock split to terminate the registration of the Company's common stock under the exchange act. Finally, the Advisor provided the Special Committee with an analysis of warrant prices needed to achieve a 25% or 28% internal rate of return based on Cabot attaining either a $25,000,000 or $30,000,000 valuation in three years and factoring in the assumption that it would cost either $1,000,000, $2,000,000, $3,000,000 or $4,000,000 for the Company to "go private". Based on the subjective assumption that Cabot would attain a $25,000,000 valuation in three years and that the Company would spend $1,000,000 to "go private", such analysis showed warrant exercise prices of $1.65 and $1.50 to attain 25% and 28% internal rates of return, respectively. The Advisor indicated to the Special Committee that it should be comfortable with $1.75 as the exercise price for the warrants. The foregoing materials were received by the Special Committee on May 22.

   At the meetings of the Special Committee and the Board of Directors on May 24, 1996, the Advisor discussed certain aspects of the Reverse Stock Split; namely: (i) the Advisor's analysis and review of the recent trading history of the Company's common stock, (ii) that the price to be paid for fractional shares relative to prevailing market price was within the range paid for fractional shares relative to prevailing market prices in other reverse stock split transactions (iii) alternatives such as a one-for-5,000 (or higher) reverse stock split to the proposed one-for-500 reverse stock split that would ensure that the Company would cease to be a reporting company under the Exchange Act but would require a relatively major incremental investment by stockholders of the Company wishing to remain as stockholders of the Company, (iv) brokerage transaction costs and (v) the relatively minor incremental investment needed by stockholders of the Company who wish to remain as stockholders of the Company to purchase additional shares of Old Common Stock so that they can own at least 500 shares of Old Common Stock prior to the proposed Reverse Stock Split. The Advisor was not asked to render and did not render a verbal or written report or opinion as to the fairness of the the Reverse Stock Split from a financial point of view to the stockholders of the Company and did not provide the Board of Directors or the Special Committee with any formal oral or written presentation with respect to the Reverse Stock Split. The Advisor did not present the Board of Directors or the Special Committee with specific information with respect to companies involved in other reverse stock split transactions or the premiums, if any, paid in such transactions. The Company received no written report, opinion or appraisal from the Advisor directly related to the Reverse Stock Split and none is available for inspection by the Company's stockholders or their representatives.

    In preparing its analysis for the May Purchase Agreement at the May 24, 1996 meetings of the Special Committee and the Board of Directors, the Advisor subjectively assumed that the Company would liquidate all of its assets which are not related to its Cabot and skin care business and that the resultant business would attain an estimated gross fair value of $25,000,000 in three years. Although it had prepared analyses also showing cabot attaining a $30,000,000 valuation in three years, the Advisor believed that attaining a $25,000,000 valuation was the more likely scenario. The Company, The Special Committee, the Board of Directors and the Major Stockholders did not request, nor did they receive, information about how the Advisor formed its subjective assumptions that the Company would attain an estimated gross fair value of $25,000,000 in three years and liquidate all of its assets which were not related to the Company's Cabot and skin care businesses, what was the discounted present value or how it arrived at such discounted present value. The Advisor did not disclose the basis of such subjective assumptions but the Company believes that the Advisor assumed that the Company would work to maximize its future value by focusing on its core Cabot business and by liquidating unrelated assets to build such business. The Advisor believed that the discounted present value of such a valuation and the uncertainties inherent in the Company's ability to develop its Cabot skin care business, supported the $1.75 exercise price of the New Warrants based on analysis based on a "best case" scenario in which Cabot would attain a $25,000,000 valuation in three years without factoring in such risks. The Advisor noted that the $1.75 payment for fractional shares matched this negotiated warrant price and also represented approximately a 17% premium over the then prevailing closing price of $1.50 per share for the common stock since February 1996.

  Additionally, at the May 24, 1996 meeting of the Board of Directors, the Advisor determined that the transactional costs associated with selling less than 500 shares of the common stock through a typical brokerage transaction would be significant as measured against the net proceeds, while the Reverse Stock Split would provide holders of less than 500 shares of common stock with a sale free of transaction costs. The Advisor also noted that the proposed Reverse Stock Split would allow stockholders holding less than 500 shares of Old Common Stock to increase their holdings for a relatively modest investment to remain stockholders of the Company following the Reverse Stock Split whereas structuring the transaction as a Reverse Stock Split with a higher ratio such as 5,000 to one would make it more expensive for such stockholders to remain as stockholders of the Company. The Advisor also noted that stockholders in other Reverse Stock Split transactions often received a premium for fractional shares. The Board of Directors and the Special Committee had considered $1.75 as the payment for fractional shares and the exercise price for the New Warrants and finally determined such price after receiving the Advisor's analysis for the May Purchase Agreement. The Special Committee suggested and determined the $1.75 exercise price for the New Warrants which price was approved by the Board of Directors at the May 24, 1996 meeting.

   In early August 1996, after continued losses from operations continuing negative cash flow and a decline in the prevailing market price to $1.00 per share for the Company's common stock on the over the counter market, Mr. Montgomery telephoned the representative of the Advisor to share views on pricing particularly as it related to fairness to unaffiliated stockholders who would remain stockholders of the Company after the Reverse Stock Split. The representative of the Advisor acknowledged the changed circumstances of (i) a reduction in the prevailing market price of the Company's common stock to $1.00 per share and (ii) continued losses from operations of $2,585,000 in the second fiscal quarter of 1996 reflected in the then current bid and ask prices of $1.00 and $1.50 per share, respectively, of the Company's common stock in the over the counter market and suggested that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split could be reduced to $1.50 per share thus approximating the average price at which trades in the Company's shares had taken place during 1996. Mr. Montgomery then asked the chairman of the Special Committee, Mr. Gilleran, to discuss pricing with the Advisor. Mr. Gilleran had a telephone conversation with the representative of the Advisor and recommended to the Board of Directors, on behalf of the Special Committee that the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split be reduced to $1.50 per share.

    At its August 15, 1996 meeting, the Board of Directors reconsidered the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split in light of continued losses from operations of $2,585,000 in the second fiscal quarter of 1996 and a decline in the prevailing market price of the Company's common stock in the over the counter market from $1.50 per share to $1.00 per share. A representative of the Advisor was available to answer questions with respect to the amount of the cash payment per share of Old Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split and recent and historical trading data about the Company's common stock. The Advisor noted that between January 1 and August 14, 1996, the weighted average (weighted by weekly trading volume) of the weekly closing price for the Company's common stock was $1.52 per share. The payment for fractional shares approximated this weighted average and represented a significant 50% premium over the prevailing closing price per share for the Common Stock since mid-July 1996. Additionally, the Advisor determined that the transactional costs associated with selling less than 500 shares of the Common Stock through a typical brokerage transaction would be significant as measured against the net proceeds, while the Reverse Stock Split would provide holders of less than 500 shares of Common Stock with a sale free of transaction costs. Mr. Montgomery initially suggested the revised $1.50 per share price for fractional shares in the Reverse Stock Split.

  The Special Committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purposes of negotiating the terms of the Reverse Stock Split or to retain the Advisor to render a report or opinion concerning the fairness of the Reverse Stock Split. The primary factors considered by the Special Committee in determining not to retain the services of such an unaffiliated representative or the Advisor to render a report or opinion were (i) its belief that the cost of such services would be excessive relative to the size of the transaction and the potential benefits to the Company and its stockholders and was not justified in light of its discussions with the Advisor and (ii) its experience with prior transactions involving a valuation of the Company's securities. Although the Special Committee retained independent counsel to advise it with respect to determining
(i) the conversion prices per share of common stock issuable upon conversion of convertible notes issued to the Major Stockholders in 1992 and 1993 and (ii) the exercise price of the Prior Warrants issued to the Major Stockholders pursuant to the November Purchase Agreement, all at conversion or exercise prices at or above the then current prevailing market prices of the Company's common stock, the Special Committee believed that its familiarity with the legal and other considerations in determining the conversion price in these prior transactions coupled with the expense of hiring special counsel did not warrant the hiring of special counsel to advise it with respect to the Reverse Stock Split.

ABSENCE OF FIRM OFFERS FOR ALTERNATIVE TRANSACTIONS.

  Since January 1, 1994, the Company has not received any firm offers made by any unaffiliated persons for the merger or consolidation of the Company with or into such person or of such person with the Company or for the sale or other transfer of all or any substantial portion of the Company's assets.

  Each of the Major Stockholders has held approximately 30% of the Company's outstanding common stock since 1993, giving them the ability to exercise voting control of the Company. In addition, each of the Major Stockholders has held $1,474,049 principal amount of Notes convertible into 728,370 shares of common stock since 1993. The Company entered into the November Purchase Agreement and the May Purchase Agreement with the Major Stockholders pursuant to which the Company received lines of credit of $4,000,000 and $2,000,000. In consideration for the provision of each of the lines of credit and for advances made by the Major Stockholders under such lines of credit, the Company has issued warrants to purchase 1,571,714 shares of common stock to each of the Major Stockholders. Amounts drawn down under the November Purchase Agreement and May Purchase Agreement are due on December 31, 2000 and bear interest at the rate of 12% per annum. The Company entered into the November Purchase Agreement and May Purchase Agreement to acquire capital to repay existing accounts payable and for working capital purposes.

   If the Major Stockholders agree to lend, and the Company borrows, the additional $1,000,000 authorized for borrowing from the Major Stockholders on the same terms as the May Purchase Agreement, the Company would issue additional warrants to purchase 285,857 shares of common stock to each of the Major Stockholders. The outstanding principal of the Notes held by the Major Stockholders is convertible into shares of the Company's common stock at $2.00 and $2 1/16 per share. The Prior Warrants and the New Warrants are exercisable at $1.75 per share. If the Major Stockholders were to convert such Notes and exercise the Warrants, each would own more than 41% of the outstanding capital stock of the Company. Because the Major Stockholders already own a majority of the Company's outstanding common stock and can already effect the approval of most corporate transactions under the Delaware General Corporation Law and the Company's Certificate of Incorporation by written consent, the acquisition of any of such securities would not enable the Major Stockholders to exercise more control of the Company than they may currently exercise.

  The Company is aware that during the spring of 1996, the Major Stockholders discussed the possibility of effecting a merger of the Company with and into a corporation to be created and controlled by the Major Stockholders as a possible means of effecting a transaction to become a non-reporting company and eliminating the costs related to the Company's status as a public reporting company. Under the scenario discussed by the Major Stockholders, all of the Company's other stockholders would have received a cash payment in exchange for their shares of the Company's common stock. Following the March 18, 1996 meeting of the Board of Directors, the Major Stockholders discussed with the other directors the possibility that they might consider effecting such a transaction and were encouraged by the other directors to explore this possibility further. The Major Stockholders retained independent counsel to assist in such explorations but concluded that such a transaction was too costly and not the most efficient means of eliminating the costs related to the Company's status as a public reporting company. The Company did not receive any firm proposal from the Major Stockholders.

POTENTIAL CONFLICTS OF INTEREST.

  This Information Statement and the accompanying materials have been filed with the SEC by the Company and Theodore H. Kruttschnitt and Parker G. Montgomery, both of whom are citizens of the United States. During the past five years, neither Mr. Kruttschnitt nor Mr. Montgomery was convicted in a criminal proceeding or was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

   Mr. Kruttschnitt founded California Innkeepers (an owner/operator of hotels) in 1970 and serves as its Chairman of the Board. He also serves as a director of Hanover Direct, Inc. (a merchandiser of specialty products through catalog sales) and various private companies. Mr. Kruttschnitt has a business address at 1350 Bayshore Highway, Suite 850, Burlingame, California 94010.

   Mr. Montgomery has been Chairman of the Board and President of the Company since 1988. Mr. Montgomery has a business address at 16160 Caputo Drive, Morgan Hill, California 95037.

   The directors of the Company are Parker G. Montgomery, the Company's President and Chairman of the Board of Directors, Theodore H. Kruttschnitt, James Gilleran and Jackson Schultz. The Reverse Stock Split has been approved by all of the non-employee directors. None of the Directors has made an individual recommendation with respect to the Reverse Stock Split. Each of the Major Stockholders owns or controls approximately 30% of the outstanding shares of common stock, giving them effective voting control of the

Company. Each Director, including the Major Stockholders, has advised the Company that he intends to retain all such whole shares of New Common Stock after the Reverse Stock Split. In addition each of the Major Stockholders has the right to acquire an additional 2,300,084 shares of the Company's common stock upon the conversion of the Notes and upon the exercise of the Warrants. If they were to convert the Notes and exercise the Warrants, Mr. Kruttschnitt and Mr. Montgomery would then own 3,389,233 shares (41.18%) and 3,389,232 shares (41.18%), respectively, of the Company's outstanding common stock. Based on the assumption that the Company will make cash payments with respect to 257,142 shares of Old Common Stock in connection with the Reverse Stock Split, the percentage ownership interest in the issued and outstanding shares of New Common Stock of each of the Major Stockholders will increase by approximately 8% from 30% to 32.3%. On a fully diluted basis, the percentage ownership interest in New Common Stock of each of the Major Stockholders would increase by approximately 3% from 41.18% to 42.51%. If the Major Stockholders were to agree to lend, and the the Company were to borrow, the additional $1,000,000 authorized for borrowing from the Major Stockholders on the same terms as under the May Purchase Agreement and, after the foregoing conversions and exercises, the Major Stockholders were to exercise the resulting additional warrants, Mr. Kruttschnitt and Mr. Montgomery would then own 3,675,090 shares (41.76%) and 3,675,089 shares (41.76%), respectively, of the Company's outstanding common stock. After the Reverse Stock Split the conversion and exercise ratios of the Notes and Warrants, respectively, will be appropriately adjusted to reflect the Reverse Stock Split. After the Reverse Stock Split, the outstanding principal of the notes would be convertible into an aggregate of 2,913 shares oF New Common Stock at $1,000 or $1,031.25 per share. After the Reverse Stock Split, the warrants would be exercisable into an aggregate of 6,286 shares of New Common Stock.

  The Major Stockholders have loaned the Company an aggregate of $8,948,098 pursuant to the May Purchase Agreement, the November Purchase Agreement and the Notes, which indebtedness is secured by a pledge of all of the issued and outstanding capital stock of Cabot.

  As discussed above, the Major Stockholders considered the possibility of effecting a merger of the Company with and into a corporation to be created and controlled by the Major Stockholders as a possible means of effecting a transaction to become a non-reporting company and eliminating the costs related to the Company's status as a public reporting company. Under the scenario discussed by the Major Stockholders, all of the Company's other stockholders would have received a cash payment in exchange for their shares of the Company's common stock. While the Major Stockholders have indicated that they are no longer contemplating such a transaction, the Major Stockholders have voting control of the Company and, therefore, could effect such a transaction in the future. If the Major Stockholders were to effect such a merger transaction, dissenting stockholders would have dissenter's rights under the current Delaware General Corporation Law.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  THE COMPANY HAS NOT SOUGHT, AND DOES NOT INTEND TO SEEK A RULING FROM THE INTERNAL REVENUE SERVICE OR AN OPINION OF COUNSEL AS TO ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. THE FOLLOWING DISCUSSION SUMMARIZES ALL MATERAL FEDERAL INCOME TAX CONSEQUENCES THAT THE COMPANY BELIEVES WOULD RESULT TO STOCKHOLDERS WHO ARE RESIDENTS OF THE UNITED STATES AS A CONSEQUENCE OF THE REVERSE STOCK SPLIT BASED ON THE ADVICE OF COUNSEL. THIS DISCUSSION IS BASED ON CURRENT LAW AS OF THE DATE OF THIS INFORMATION STATEMENT AND DOES NOT TAKE INTO ACCOUNT ANY SPECIAL RULES THAT MAY AFFECT THE TREATMENT OF PARTICULAR STOCKHOLDERS, SUCH AS DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, NON-RESIDENT ALIENS OR FOREIGN CORPORATIONS. THIS DISCUSSION IS INCLUDED WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC STOCKHOLDER. THE COMPANY DOES NOT HAVE THE EXPERTISE TO MAKE DETERMINATIONS AS TO FEDERAL TAX CONSEQUENCES AND, THEREFORE, EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES IN HIS OWN CIRCUMSTANCES, AND WITH RESPECT TO THE EFFECTS OF APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS AS TO WHICH NO INFORMATION IS PROVIDED HERE.

TAX CONSEQUENCES TO THE COMPANY.

The Reverse Stock Split should qualify as a recapitalization and will not be taxable to the Company under Code section 368(a)(1)(E). Amounts paid by the Company for fractional shares will not be deductible by the Company but will be treated as dividend distributions or as amounts paid in redemption of shares.

TAX CONSEQUENCES TO THE STOCKHOLDERS
                    ---

The Reverse Stock Split should be viewed by the IRS as a nontaxable exchange of Old Common Stock for New Common Stock. Under Code Section 354(a), no gain or loss will be recognized by a stockholder if Old Common Stock is exchanged solely for New Common Stock. However, a stockholder will realize gain equal to the difference, if any, between (i) the fair market value of the New Common Stock and the amount of cash received, and (ii) such stockholder's basis in his or her Old Common Stock immediately before the Reverse Stock Split. Gain realized by a stockholder would be recognized only to the extent of the amount of cash received by the Stockholder.

The character of any gain recognized by a stockholder in the Reverse Stock Split will depend on whether the exchange of shares by the stockholder has the effect of a dividend distribution or is treated as a sale or exchange as to such shareholder. if the exchange is treated as a sale or exchange as to a stockholder, any gain recognized by such stockholder will be long term capital gain if the shares have been held as a capital asset for more than one year at the Effective Time, and will be short term capital gain if the shares have been so held for one year or less at that time.

If the exchange of shares has the effect of a dividend distribution as to a stockholder, the gain recognized by such stockholder will be taxed as ordinary dividend income to the extent of that stockholder's ratable share of the Company's accumulated earnings and profits and the remainder, if any, will be treated as gain from the exchange of stock. Whether the Reverse Stock Split will have the effect of a dividend distribution as to a stockholder or is treated as a sale or exchange will be determined by applying the principles of Code section 302.

Under section 302 of the Code, minority interest holders who receive only cash in the Reverse Stock Split will treat the cash payments as payments in redemption of their stock and not as dividends because the payments result in a complete termination of their stock interest in the Company.

Cash payments in lieu of fractional share interests received by a stockholder who receives both cash and New Common Stock may be treated as sale or exchange payments (rather than dividends) if the stockholder's interest in the number of New Common Stock immediately after the Reverse Stock Split is less than 80% of his or her percentage ownership immediately before the reverse stock split. For this purpose, a stockholder will be treated as owning not only the New Common Stock that the stockholder actually owns, but also shares which are treated as owned by the stockholder under the constructive ownership rules of Code section
318. Under section 318, a stockholder is considered to own shares of stock that are actually and sometimes constructively owned by certain related individuals and entities.

A cash payment will also be treated as a distribution in redemption of stock (rather than a dividend) if it results in a meaningful reduction of the stockholder's proportionate interest in the Company. The determination of whether a stockholder's percentage interest has been meaningfully reduced ordinarily is based on an evaluation of the reduction in the stockholder's right to vote, participate in earnings, and participate in liquidation proceeds.

Both the safe harbor test and the meaningful reduction test are applied after taking into account transactions that are part of an integrated plan. It is possible that the reverse

Stock Split may be considered part of an integrated plan.

Because of the factual nature of the determination of whether cash payments will be treated as dividend or redemption payments, the stockholders are strongly urged to consult their own tax advisors with respect to their particular facts and circumstances.

Each stockholder will have a tax basis in his or her shares of New Common Stock equal to his or her basis in the shares of Old Common Stock immediately prior to the Reverse Stock Split, increased by the amount of income recognized and decreased by the amount of cash received. The holding period of the New Common Stock will include the holding period of the Old Common Stock provided those shares of Old Common Stock were held as capital assets.

Backup Withholding. Each stockholder who receives cash in lieu of fractional shares of New Common Stock will be required to provide the Company with a correct Taxpayer Identification Number on the Form W-9 or substitute Form W-9 included with the Letter of Transmittal and to certify that he is not subject to backup withholding. FAILURE TO PROVIDE THE INFORMATION AND CERTIFICATION ON THE FORM W-9 (OR SUBSTITUTE FORM W-9) MAY SUBJECT THE STOCKHOLDER TO 31% FEDERAL INCOME TAX BACKUP WITHHOLDING WITH RESPECT TO ANY CASH PAYMENT FOR THE STOCKHOLDER'S SHARES OF NEW COMMON STOCK.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


  The following table sets forth certain information with respect to beneficial ownership of shares of Old Common Stock as of September 30, 1996 by (i) each person or group who is known by the Company to own beneficially more than 5% of the issued and outstanding shares of common stock as of that date, (ii) each director and each executive officer of the Company, and (iii) all directors and executive officers of the Company, as a group. Except as otherwise indicated below, to the best of the Company's knowledge each person listed below has sole voting and investment power with respect to his shares of common stock, except to the extent that such power may be with his or her spouse under applicable law.

                                          Shares Beneficially Owned
                                          -------------------------

  Name                                   Number      Percent of Class
  ----                                   ------      ----------------
  Theodore H. Kruttschnitt              3,389,233        41.18% (1)
  1350 Bayshore Highway, Suite 850
  Burlingame, California 94010

  Parker G. Montgomery                  3,389,232        41.18% (1)
  16160 Caputo Drive
  Morgan Hill, California 95037

  Michael J. Braden                             0            0
  16160 Caputo Drive
  Morgan Hill, California 95037

  James E. Gilleran                         5,000           (2)
  16160 Caputo Drive
  Morgan Hill, California 95037

  Jackson L. Schultz                        5,000           (2)
  16160 Caputo Drive
  Morgan Hill, California 95037
                                        ---------       --------
  All directors and executive           6,788,405        82.4%(3)
  officers, as a group (5 persons)      =========       ========

---------------
     (1) Includes 728,370 shares of the Company's common stock issuable upon the conversion of an aggregate of $1,474,049 principal amount of Notes, 1,000,000 shares of common stock issuable upon the exercise of the Prior Warrants and 571,714 shares of common stock issuable upon exercise of the New Warrants.

     (2) Less than 1%.

     (3) Includes 1,456,740 shares of the Company's common stock issuable upon the conversion of an aggregate of $2,948,098 principal amount of Notes, 2,000,000 shares of common stock issuable upon the exercise of the Prior Warrants and 1,143,428 shares of common stock issuable upon exercise of the New Warrants.

                             FINANCIAL INFORMATION

The financial information required herein is hereby incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and its Quarterly Reports on Form 10-Q for the quarters ended March 31 and, June 30 and September 30, 1996, copies of which are enclosed herewith. Certain proforma financial information showing the effect of the Reverse Stock Split is set forth below.

                  COOPER DEVELOPMENT COMPANY AND SUBSIDIARIES
                 Proforma Consolidated Condensed Balance Sheets
                                 (in thousands)
                                  (Unaudited)


                                                  Actual as                               Proforma as of
ASSETS                                          of September 30  Proforma adjustments      September 30,
------                                              1996           (1)         (2)             1996
                                                  ---------     --------    ---------    ------------
Current assets:
   Cash and cash equivalents                        $  2,601    $555        ($555)         $  2,601
   Restricted cash
   Accounted receivable, net                           3,800                                  3,800
   Other receivables                                     541                                    541
   Inventories                                         3,833                                  3,833
   Prepaid expenses                                      216                                    216
                                                    --------    --------     --------      --------
   Net assets of discontinued ops

       Total current assets                           10,991                                 10,991

Property, plant and equipment at cost, net             2,974                                  2,974

Intangible assets, net:
   Trademarks, tradenames and licenses                   148                                    148
   Excess cost over net assets acquired                2,841                                  2,841

   Other assets                                          367                                    367
                                                    --------                               --------
   Net non-curent assets of discontinued ops
                                                      17,321     555         (555)           17,321
                                                    ========    =========   =========      ========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
   Short-term borrowings
   Notes payable to related parties
   Accounts payable                                    4,107                                  4,107
   Accrued expenses                                    6,149                                  6,149
Tax liabilities                                        6,494                                  6,494
                                                     -------                                -------

   Total current liabilities                          16,750                                 16,750

Notes and advances payable to related parties          8,948                                  8,948
Other long-term liabilities                            1,903                                  1,903
                                                     -------                                -------

   Total liabilities                                  27,601                                 27,601
                                                     -------                                -------

Stockholders' equity
   Preferred stock, $.10 par value, per share
   Common stock, $.10 par value, per share               447                                    447
   Additional paid-in capital                         68,580                                 68,580
   Foreign currency translation adjustments              654                                    654
   Accumulated deficit                               (75,299)    555         (170)          (75,684)
   Cost of shares held in treasury                    (4,662)                (385)           (4,277)
   Unrealized loss on marketable securities
       Total stockholders' equity                    (10,280)    555         (555)          (10,280)
                                                     -------                                -------
                                                     $17,321     555         (555)          $17,321
                                                     =======                                =======

Pro forma adjustments

       (1) to show effect of cash generated from operations
       (2) to show effect of going private transaction


             OTHER INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to the Exchange Act, the Company files with the SEC periodic reports and other documents relating to its business, financial condition, and other matters. In connection with the Reverse Stock Split, the Company has filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3. The Schedule 13e-3, including exhibits, and other filings made by the Company as described above, may be inspected without charge, and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Schedule 13e-3 is also available for inspection and copying during normal business hours at the principal executive offices of the Company at 16160 Caputo Drive, Morgan Hill, California 95037.


  For further information with respect to the Company and its business and operations, see the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, copies of which are enclosed for your reference, and which are incorporated herein by reference. The Company will provide, without charge, to each person to whom this information statement is delivered, upon written or oral request of such person to the principal executive offices of the Company at 16160 Caputo Drive, Morgan Hill, California (telephone (408) 779-8088, and by first class mail or other equally prompt means within one business day) receipt of such request, a copy of any and all of the information that has been incorporated by reference herein.

                                                                       EXHIBIT A


                           COOPER DEVELOPMENT COMPANY

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                          ----------------------------

                    (Pursuant to Section 242 of the General
                   Corporation Law of the State of Delaware)


     Cooper Development Company, a corporation organized and existing under the General Corporation Law of the State of Delaware, (the "Corporation") does hereby certify as follows:

     1. The Certificate of Incorporation of the Corporation is hereby amended by causing paragraph (a) of Article 4 thereof to read in its entirety as follows:

     (a) Number of shares.  The total number of shares of classes of stock which
         ----------------
the corporation shall have authority to issue is 120,000, consisting of 20,000 shares of Stock ("Common Stock"), each share having a par value of $50.00 and 100,000 shares of Preferred Stock ("Preferred Stock"), each share having a par value of $0.10. Upon the effective date of this amendment, each outstanding share of Common Stock, $0.10 par value, shall be combined and reconstituted as one-five-hundredth (0.002) of one share of this Corporation's Common Stock, $50.00 par value. In lieu of any fractional share resulting from the combination and reconstitution to which a stockholder would otherwise be entitled, the Corporation shall pay such stockholder the cash value of such fractional share based on a value of $750 per share (after taking into account the combination and reconstitution described herein). The Preferred Stock consists of one series, of which 100,000 shares have been designated as Series A Junior Participating Preferred Stock.

     2. Such Amendment to the Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. The Board of Directors of the Corporation adopted a resolution setting forth this Amendment, declaring its advisability and calling for submission of such Amendment to the stockholders of the Corporation for vote by written consent. The stockholders approved the adoption of such Amendment by written consent on January 22, 1996.

     IN WITNESS THEREOF, COOPER DEVELOPMENT COMPANY has caused this Certificate of Amendment to be signed by Parker G. Montgomery, President, and attested to by Sarah Smigelski, Assistant Secretary, this _______ day of March, 1997.


                              COOPER DEVELOPMENT COMPANY



                              --------------------------------------------------
                              Parker G. Montgomery, President


ATTEST:



------------------------------------
Sarah Smigelski, Assistant Secretary

                                                                       Exhibit B


                             LETTER OF TRANSMITTAL

                 To Accompany Certificates Representing Shares
             of the Old Common Stock of Cooper Development Company to be Exchanged for Certificates representing Shares of New Common Stock or Cash Payments in Lieu of Shares

        STOCKHOLDERS: PLEASE READ CAREFULLY THE IMPORTANT INSTRUCTIONS
                ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL.


                                                List of Certificates Enclosed
Name and Address                                and Number of Shares
of Registered Owner                             of Old Common Stock
-------------------                             Represented by Each Certificate
                                                -------------------------------

                                                Cert. No.           No. Shares
                                                ---------           ----------

To:   Bank of Boston
      Shareholder Services
      Mail Stop; 45-02-16
      P.O. Box 1865
      Boston, Massachusetts 02105-1865

      Pursuant to the Information Statement dated January   , 1997, of Cooper
                                                          --
Development Company (the "Company") with respect to the one-for-500 Reverse Stock Split described therein enclosed are the above-listed stock certificates, to be exchanged for stock certificates representing shares of New Common Stock or cash payments in lieu of such shares, in accordance with the following.

PART I STOCKHOLDERS OF RECORD AS OF THE EFFECTIVE DATE OF MARCH   , 1997, OF
                                                                --
        LESS THAN 500 SHARES OF OLD COMMON STOCK, PLEASE COMPLETE THE FOLLOWING, AND DO NOT COMPLETE PART II BELOW:

      I, the undersigned stockholder of the Company, holding of record as of the
Effective Date of March   , 1997 less than 500 shares of the Old Common Stock
                        --
of the Company, hereby irrevocably elect as follows (check one box only):

[_] To surrender my old stock certificate(s) and the shares of Old Common Stock represented thereby for a cash payment in an amount equivalent to $1.50 per share of Old Common Stock represented by such certificates. (Note: To avoid backup withholding for federal income tax purposes, you must also enclose a Form W-9 or substitute Form W-9.)

[_]  I have purchased additional shares of Old Common Stock in the open market
     on or before the Effective Date of March   , 1997, in an amount that, when
                                              --
     added to my current stockholdings of record, equals at least 500 shares of Old Common Stock (equivalent to one whole share of New Common Stock), and I am herewith surrendering the certificate(s) representing my Old Common Stock for a new stock certificate representing at least one whole share of New Common Stock and a cash payment in an amount equivalent to $1.50 for each share of Old Common Stock not exchanged into a whole share of New Common Stock.

PART II  STOCKHOLDERS OF RECORD AS OF THE EFFECTIVE DATE OF MARCH   , 1997 OF
                                                                  --
         AT LEAST 500 SHARES OF OLD COMMON STOCK, PLEASE COMPLETE THE FOLLOWING, AND DO NOT COMPLETE PART I ABOVE:

      I, the undersigned stockholder of the Company, holding of record as of the
Effective Date of March   , 1997 at least 500 shares of the Old Common Stock
                        --
of the Company, hereby irrevocably elect as follows (check one box only):

[_] To exchange my old stock certificate(s) for a new certificate representing the shares of New Common Stock into which the shares of Old Common Stock represented by my old stock certificate(s) are converted pursuant to the Reverse Stock Split and a cash payment in an amount equivalent to $1.50 for each share of Old Common Stock not exchanged into a whole share of New Common Stock.

     Please sign below exactly as your name appears on your stock certificate(s), if acting as attorney, executor, trustee, or in other representative capacity, please give full title as such. If stock is held jointly, both owners should sign.

Dated:                             , 1997
      -----------------------------           ----------------------------------
                                                          (Signature)

                                              Print Name:

Dated:                             , 1997
      -----------------------------           ----------------------------------
                                              (Signature of joint owner, if any)

                                              Print Name:

STOCKHOLDER: PLEASE NOTE THE FOLLOWING IMPORTANT INSTRUCTIONS:

* ALL STOCK CERTIFICATES SUBMITTED SHOULD BE DULY ENDORSED FOR TRANSFER TO THE COMPANY.

* THE COMPANY'S BOARD OF DIRECTORS MAY POSTPONE, REVISE OR ABANDON THE PROPOSED REVERSE STOCK SPLIT AT ANY TIME PRIOR TO ITS CONSUMMATION, FOR ANY REASON, INCLUDING, WITHOUT LIMITATION, IF, IN THE DIRECTORS' SOLE JUDGMENT, CONSUMMATION OF THE REVERSE STOCK SPLIT WOULD UNDULY DEPLETE THE COMPANY'S WORKING CAPITAL OR WOULD RENDER THE REVERSE STOCK SPLIT UNFAIR TO THE COMPANY'S CONTINUING STOCKHOLDERS DUE TO AN ADVERSE CHANGE IN THE COMPANY'S FINANCIAL CONDITION. IN SUCH EVENT, YOUR ENCLOSED STOCK CERTIFICATE(S) WILL BE RETURNED TO YOU.

* TO AVOID BACK-UP WITHHOLDING WITH RESPECT TO ANY CASH PAYMENT IN LIEU OF SHARES OF NEW COMMON STOCK, PLEASE COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED FORM W-9 OR SUBSTITUTE FORM W-9.